

North Valley Bancorp



2003 Annual Report



Lifestyle Banking

A Tribute to 30 Years of Dedication

The success of any organization is often due to the quality and commitment of its leaders. Since 1972, Rudy V. Balma, founding Chairman and Director of North Valley Bank, has consistently delivered vision, insight and fiscal responsibility to his role.

◆ While guiding the bank through major growth initiatives, Rudy has exemplified the competency and proactive decision-making that have become North Valley Bancorp hallmarks.

◆ A Redding, California native, Rudy graduated from the College of Mortuary Science in San Francisco. After returning home from two years in Korea with the U.S. Army 24th Infantry, he spent 38 years in the funeral industry owning and operating McDonald's Chapels in Redding, Anderson and Burney, as well as the Redding Cemetery and Lawncrest Chapel and Cemetery.

◆ He is past president of the State Board of Funeral Directors and Embalmers, a component of the California Department of Consumer Affairs. In addition to his role at North Valley Bank, Rudy served 16 years on the Board of Mercy Medical Center Foundation, many of those years as chairman, and was honored with the Distinguished Service Award, the highest honor given by Mercy Foundation North; and for 22 years has served, and continues to serve, on the board of directors of the California State Automobile Association.

◆ His civic participation has been substantial. He served 16 years on the Shasta Union High School Board and is a past board president; he is past president of the Redding Rotary and United Way, where in 1952 he was one of three founders of the United Way of Northern California. He also is a past Exalted Ruler of the Elks Lodge in Redding.

◆ He distinguished himself as the Redding Chamber of Commerce's first "Citizen of the Year" and received Festa Italiana's "Italian of the Year" award in 1989.

◆ Rudy's contributions to North Valley Bancorp have been instrumental in its growth and success, and we express our sincere gratitude to his wife, Margaret, and children, Batina and Brian, for sharing him with so many worthy endeavors.

◆ His remarkable career and passion for service provide inspiration for his four grandchildren – and for us all at North Valley Bancorp.



J.M. "Mike" Wells, Jr. (left) & Rudy V. Balma

February 1973 – celebrating Northern California's new community bank!

In 1973 ... A group of approximately 600 local residents responding to a need for an independent community bank came together to form North Valley Bank and purchased stock at $12.00 per share.



We're Starting Small ... But Watch Us Grow!

from the Redding *Record Searchlight* Wed., Feb. 21, 1973.

The first day of operation, February 12, 1973, was in the temporary location on South Street in Redding, California with 12 employees, 19 directors, and $1.2 million in assets. On that day 350 accounts were opened and approximately 500 well-wishers dropped by to add their congratulations.

In October of 2000 the acquisition of Six Rivers Bank brought the company to 20 branches throughout Shasta, Trinity, Mendocino, Humboldt, and Del Norte Counties with approximately 370 employees.

Our dedication to providing unparalleled responsiveness has lead to us creating an array of convenience options that is unique in our market.

As we celebrate our success, we rededicate ourselves to prove every day, "The *more* you bank with us, the *better* it gets."

Message to our Shareholders

This 2003 Annual Report is dedicated to our founding Chairman, Mr. Rudy V. Balma, who will be retiring in May of 2004. Current Vice Chairman and founding board member, J. M. (Mike) Wells, Jr., will succeed Mr. Balma.

For 31 years North Valley Bank has been providing financial products and services that meet the needs of consumers and businesses of Shasta and Trinity Counties. That market was expanded in 2000 by the acquisition of Six Rivers Bank which serves Del Norte, Humboldt, and Mendocino Counties. This five-county area will soon be expanded to include Yolo County with the addition of the new planned branch in Woodland.

Our Mission is to be the most successful financial services institution in northern California, achieved by ...

Providing outstanding customer service in the delivery of competitive, innovative financial services and products.

Achieving dependable superior-to-peer investment returns to our shareholders.

Developing strong, mutually beneficial relationships with our customers.

Being a positive corporate citizen, contributing human and financial resources to a variety of worthwhile community activities.

Maintaining a challenging and rewarding workplace, inspiring individual creativity, accountability, entrepreneurial spirit, and continual learning.

Each year brings new challenges resulting from changes in the industry, interest rates, the economy, and innovations in technology. We dealt with all of these challenges in 2003. Our directive is to remain proactive in managing these challenges while staying focused on our strategic plan and its key objective, building shareholder value.

Total shareholder return for 2003 was 30.6% as a result of stock price appreciation and cash dividends. Net income for the year 2003 was down slightly to $7,971,000, from $8,064,000 in 2002. However, diluted earnings per share increased from $1.11 to $1.13 as a result of the repurchase of outstanding shares during the year. Deposits grew 10.3% for 2003 while loans decreased 14.9% or $65,183,000 as existing loans were prepayed and new mortgage loans were sold in an effort to manage the interest rate risk associated with these long-term, fixed-rate loans. Total loan production was a record $284.5 million, exceeding 2002 production by approximately $90 million or 83%.

Our new technology platform has served us well since conversion in November of 2002. Virtually all of our information technology has been upgraded over the past two years, and we are prepared for significant growth with our information systems. Hiring a Chief Information Officer has been a strategic objective for

Meeting the Challenge

Empowered consumers and an increasingly competitive environment dictate that our business plan emphasizes rigor, discipline and foresight.

Individuals and businesses *choose* a financial resource based on convenience and *stay* with that resource based on service. Knowing that, we must meet the challenge of finding the optimum balance between providing superior delivery, attractive product pricing, and maintaining the most qualified and responsive team.

We have, and will continue to meet this challenge by combining our investment in technology with our investment in people. As we create more shareholder value, we in turn create a higher level of customer value. That synergy is the key – and the core of our future success.


RODEO
North Valley Bank
Banking On A Cure

the past two years, and we were pleased to bring in Del Lusso to this role in 2003. Del has many years' experience with the ITI core system and is well versed in all areas of bank information technology.

The past two years, with record low home mortgage rates, were extremely good for banks and mortgage companies that were positioned to meet this tremendous demand. We were able to produce record mortgage volumes through our branch system; however, those numbers were small when compared to many of our competitors who already had a large mortgage origination business or a web-based mortgage delivery channel that could generate large mortgage volumes. Our new web-based application process (using MortgageBot® software) was recently rolled out, and this delivery channel will offer an excellent opportunity for growth as our centralized department will be able to support all of the branches with greater efficiency.

There is good news and bad news relative to our mortgage business in 2003. The bad news is that our mortgage revenue accounted for less than 5% of total revenues in 2003 compared to as much as 20% for some of our peer banks. The good news is that when rates increase to the point that mortgage production slows (and this has already started), we only have to replace 5% of our revenue versus the 20% that our peers must work to replace.

In 2004 we will continue to market our "Positively Free" personal and business accounts. These programs continue to grow our customer base rapidly, thereby providing opportunities to sell additional products and services to increase our relationships per household. Our Business Banking Centers have strong, new customer pipelines that position us well for a successful year.

We recently introduced "Shareholder Advantage" which is a new checking account designed to reward and recognize shareholders who want to do business with the bank that they own.

On behalf of our staff and Board of Directors, thank you for your business and your continued support.

Sincerely,

Michael J. Cushman
President and CEO

Rudy V. Balma
Chairman of the Board





Statistics

	2003	2002	2001	2000	1999
Diluted Earnings per Share (Diluted EPS)	$1.13	$1.11	$0.82	$0.35	$0.66
Return on Average Equity (ROE)	16.66%	17.31%	13.11%	5.82%	11.35%
Total Assets (Thousands)	$678,609	$655,770	$594,973	$540,013	$521,073
Total Deposits (Thousands)	$598,314	$555,053	$514,278	$460,291	$452,697

Board of Directors

In today's corporate environment where fiscal integrity has come under fire at the highest level, your board is proud to stand as a model of prudent and ethical leadership.

Charged with defining the strategic focus of the organization, we must stay in tune with externalities and the evolving role of today's community bank.

In 2003, we challenged the management team to execute a business plan which would maximize return on shareholders' equity and would maximize future growth prospects and earnings of the Company.

Going forward, relationship management will be our primary tool to maintain our position as the dominant financial services provider in our primary markets while emphasizing business development at all locations where unmet demand exists.

This formula has allowed us to establish the financial foundation to allow us to innovate and concentrate on our core competency - community banking at its finest.

2003 North Valley Bancorp Board of Directors

North Valley Bancorp

- Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp
- J. M. "Mike" Wells, Jr., Attorney at Law
- Kevin D. Hartwick, Certified Public Accountant and Partner, Cholwell, Benz and Hartwick
- Dolores M. Vellutini, Businesswoman and Developer
- Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare
- Dan W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company
- Thomas J. Ludden, Retired Educator and Private Business Owner
- William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.
- Rudy V. Balma, Chairman, Retired President and Director of Redding Memorial Park





Executives

- Michael J. Cushman, President and Chief Executive Officer
- Edward J. Czajka, Executive Vice President and Chief Financial Officer
- Jack R. Richter, Executive Vice President and Chief Operating Officer
- Eric J. Woodstrom, Executive Vice President and Chief Credit Officer



2003 Banking Highlights

Personal Banking

- more convenience
- lower cost
- higher customer satisfaction

Customer Resource Center

For many of our customers, banking doesn't mean coming to the bank. Hectic lifestyles demand the utmost in financial convenience, and we responded to that need by providing real person service, staffed with real financial experts, 12 hours a day through our Customer Resource Center.



Our Customer Resource Center "Experts"

On Monday through Friday from 7:00 am to 7:00 p.m. and on Saturday from 9:00 a.m. to 2:00 p.m., you can call 1-866-869-MORE (6673) and have a customer service expert assist you with account information and transactions.

On-Line Mortgages

Getting a mortgage shouldn't mean endless forms and long processes. By using advanced electronic decisioning software, our new on-line application includes just 10 questions and 25 mouse clicks. Qualified borrowers can be conditionally approved in just 15 minutes, and closings can be completed in 14 days!

Find this application in the Real Estate Loan Services section of our website – just click "Apply for a Mortgage Loan."


apply now
Apply Now!
Get A Rate Quote
What To Expect
Finish Applying
Use Our Resources
Benefits

Personal Loan Express Service

When you need extra cash, you don't want to wait, so we've invested in an intranet-based loan application program to streamline – and speed up – personal loan applications. The results are improved application turnaround time and greater processing efficiencies.

You can use one of our Loan-by-Phone numbers (North Valley Bank 530-226-2989 or Six Rivers Bank 707-268-1020), to apply for a personal loan with *one* phone call. Loan-by-Phone features a 24-hour (or less!) turnaround, so you'll have your answer *fast*.

Business Banking

- more on-line functionality
- lower cost financing options
- higher customer satisfaction

Teamwork H.R.*

Your solution for effective human resource management. You will be able to reduce payroll cost, offer broader employee benefits, and simplify workers compensation and unemployment claim management.

*Independently owned and operated, not an affiliate of North Valley Bank or Six Rivers Bank.

Financing Options

From start-up to expansion, equipment purchase to operating lines, we're proud to maintain the most complete selection of financing option in Northern California.

Business Banking Centers

The Business Banking Centers are staffed with business banking and commercial loan experts working hard to help make your business successful.

Express Services

Our Express Banking Center at Churn Creek Road in Redding continues to build volume as more and more companies take advantage of state-of-the-art, self-service transaction service available 24/7.

Cash*Manager*™ On-Line

Now you can not only pay your bills on-line, but you can pay your employees and taxes, too! Our ACH capability allows you to collect payments and pay vendors electronically, as well as upload ACH files from your own payroll, accounts receivable or accounts payable software.


CHANGE PASSWORD
Payroll: File Transfer Inquiry as of 03/27/2003 3:53 PM
Transfer ID:
Payroll
File Type:
ACH
Direction:
Upload
Record Size:
94
Blocking Factor:
10
Total Debit Amount:
6,999.00
Total Credit Amount:
6,999.00
File Name:
CONTACT US | ABOUT US | PRIVACY POLICY | NORTH VALLEY BANCORP

Membership Banking

This package of benefits is designed to reward depth of usage by business clientele.

Positively Free Business Checking

Our market-unique Positively Free Business Checking has attracted over 1,500 new business customers since its kick-off in May 2003.

Your Business Resource

Our human resource solutions, merchant cards, payroll and investment solutions allow you to consolidate all your transactional, financing and management functions with one resource.

MEMBER FDIC EQUAL HOUSING LENDER

With a team of more than 370 financial professionals and 20 full-service locations.

Turn to us to be there whenever and however you need us!


OREGON
CALIFORNIA
CRESCENT CITY
McKINLEYVILLE
WEAVERVILLE
EUREKA
SHASTA LAKE
FERNDALE
REDDING
HAYFORK
PALO CEDRO
ANDERSON
GARBERVILLE
COTTONWOOD
WILLITS

North Valley Bancorp

Administration

300 Park Marina Circle
Redding, CA 96001
(530) 226-2900

Michael J. Cushman
President and Chief Executive Officer

Jack R. Richter
Executive Vice President and Chief Operating Officer

Edward J. Czajka
Executive Vice President and Chief Financial Officer

Eric J. Woodstrom
Executive Vice President and Chief Credit Officer

Leo J. Graham
General Counsel

Sharon L. Benson
Senior Vice President and Controller

Kathryn S. Clark
Vice President and Security Officer

Diana L. Garside
Vice President and Compliance Officer

Marrietta M. Johnson
Vice President and Human Resources Officer

Shannon L. Niederberger
Vice President and Marketing Officer

Margie A. West
Vice President and Corporate Operations Officer

Linda R. Foster
Assistant Vice President and Assistant Controller

Information Technology Center

836 E. Cypress Avenue
Redding, CA 96002
(530) 226-2928

Del Lusso
Senior Vice President and Chief Information Officer

Mary M. Ragland
Vice President and Information Technology Manager

Candis L. Vaughan
Vice President and Manager, Operations Service Center

Marc Chaton
Assistant Vice President and Electronic Banking Administrator

North Valley Bank

Business Banking Center

300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

Sherry J. Johnson
Senior Vice President and Manager

Lori M. Baxter
Vice President and SBA Loan Officer

John B. Johnson
Vice President and Business Banking Officer

Terri L. Bertrem
Vice President and Business Banking Officer

Glenn Huffaker
Vice President and Business Banking Officer

Beverly J. Keith
Vice President and Commercial Loan Officer

Investment Services

Mark A. Lantz
Vice President and Program Manager
Essex National Securities, Inc.
300 Park Marina Circle
Redding, CA 96001
(530) 243-0214

Here to Serve You . . .

Dealer Finance Center
Ronald R. "Bud" Meyer
Vice President and Manager
1844 Park Marina Drive
Redding, CA 96001
(530) 226-0440

Real Estate Department
Jean A. Peterson
Vice President and Manager
1844 Park Marina Drive
Redding, CA 96001
(530) 226-2930

Redding

Enterprise Office
Cheryl K. Palmer
Vice President and
Branch Manager
880 E. Cypress Avenue
Redding, CA 96002
(530) 226-2962

Westwood Office
Christine Zeis
Assistant Vice President and
Branch Manager
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

Country Club Office
Lyn S. Pottroff
Assistant Vice President and
Branch Manager
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

Buenaventura Office
Kelly A. Thompson
Branch Manager
(In Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

Churn Creek Office
DeAnn L. Fabig
Assistant Vice President and
Branch Manager
2245 Churn Creek Road
Redding, CA 96002
(530) 226-2952

Redding Office
Joye Lidell
Vice President and
Manager
1327 South Street
Redding, CA 96001
(530) 226-2920

Anderson
Pamela Del Monte
Vice President
and Branch Manager
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

Palo Cedro
E. Jean Littleton
Assistant Vice President and
Branch Manager
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

Shasta Lake
Debra A. Smith
Assistant Vice President
and Branch Manager
4715 Shasta Dam Boulevard
Shasta Lake, CA 96019
(530) 226-2977

Hayfork
Charlene A. Ganzer
Assistant Vice President and
Branch Manager
Highway 3
Hayfork, CA 96041
(530) 628-5215

Weaverville
William H. Hinman
Assistant Vice President and
Branch Manager
311 Main Street
Weaverville, CA 96093
(530) 623-5521

Cottonwood
Demery A. Burg
Branch Manager
(In Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

Six Rivers Bank
A Division of North Valley Bank

Eureka Downtown and Business Banking Center
402 F Street
Eureka, CA 95501
(707) 443-8400

H. Russell Harris
President

Patrick J. Swartz, Sr.
Senior Vice President and
Business Banking Officer

Joan Rainwater-Gish
Senior Vice President and
Business Banking Officer

Eureka

Eureka Mall Office
Martie R. Baroni
Assistant Vice President
and Branch Manager
800 W. Harris
Eureka, CA 95503
(707) 443-8488

McKinleyville
Shannon D. Maciel
Assistant Vice President
and Branch Manager
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

Crescent City
Susan M. Elliott
Assistant Vice President
and Branch Manager
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

Ferndale
Helene Nicholson
Facility Manager
394 Main Street
Ferndale, CA 95536
(707) 786-9522

Garberville
Tammy Harrison
Assistant Vice President
and Branch Manager
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

Willits
Ann L. Alumbaugh
Assistant Vice President
and Branch Manager
255 S. Main Street
Willits, CA 95490
(707) 459-5581

Corporate Citizenship 2003

North Valley Bank

American Cancer Society
American Heart Association
American Red Cross
Anderson Chamber of Commerce
"Anderson Explodes" Fireworks
Anderson Rotary
Bishop Quinn High School Baseball
Bonnyview School
Boy Scout Troop #421
Bureau of Land Management (BLM)
Central Valley Bulldogs Youth Football
Central Valley High School
Children's Wish Foundation International
City of Anderson Mosquito Serenade Concert Series
Cottonwood Chamber of Commerce
Cottonwood Little League
Cottonwood Rodeo
Cystic Fibrosis Foundation
Foothill High School
Friends of Shasta County Libraries
Good News Rescue Mission
Good News Rescue Mission Dental Clinic
Hayfork Lions Club
Hayfork Little League
Home Court Advantage Sports Camps – Weaverville
Human Response Network
Kids Unlimited 2003
Lassen View School
Lewiston Community Services District
Lions Eye Foundation of CA-NV Inc
Manzanita School
Mercy Hospice
Millville Fire Protection District
Mistletoe School
Mothers Against Drunk Driving (MADD)
Mountain Valley Youth Fund
New Library Now!
North California Dental Society Foundation
NOR-Cal/KRCR-TV Sport Show – Sponsorship of the Kids Trout Fishing Pond
North State Symphony
North Woods Discovery School
Northern Valley Catholic Social Services
Oak Run Fire Department
Palo Cedro Chamber of Commerce
Palo Cedro Community Action Team
Palo Cedro Lions Club
Record Searchlight - Newspaper in Education program
Redding Ducks Swim Team
Redding Medical Center Foundation
Redding Peace Officers Association
Redding Roadrunners Hockey Club
Redding Rodeo Association
Redding Rotary
Redding Youth Baseball
Retired & Senior Volunteer Program - Adult Literacy Program
Rotary Clubs of No. California Foundation
Salvation Army
Secret Witness of Shasta County
Senior Advocacy Center of No. California
Shasta Blues Society
Shasta Cascade Rail Preservation Society
Shasta College Foundation
Shasta Community Health Center
Shasta County Farm Bureau
Shasta County Library Building Fund
Shasta County Sober Graduation
Shasta County Women's Refuge
Shasta Dam Area Little League
Shasta High School
Shasta Jr Livestock Auction
Shasta Lake Youth Soccer League
Shasta Regional Community Foundations
Shasta Senior Nutrition Program
Shingletown Library
Simpson College
Soroptimist International
Special Olympics of No. California
Trinity County Arts Council
Trinity County Friends of the Library
Trinity High School
Trinity Scholarship Foundation
Turtle Bay Exploration Park
Watershed Research and Training Center
West Valley High School

Six Rivers Bank

Aleutian Goose Festival
American Cancer Society
Boys & Girls Club of Humboldt County
California Amvet Voice
Casa Kids Walk
College of the Redwoods
Community Assistance League
Crescent City Swim Team
Del Norte County Grad Night 2003
Del Norte High School
District #1 Milk Advisory Board – Scholarship
Friends for Life Animal Rescue
Garberville Chamber of Commerce – 4th of July Fireworks
Humboldt Arts Council
Humboldt State Alumni Association
Kiwanis Club of the Redwoods
League of Women Voters of Humboldt County
Lost Coast Camp
Muscular Dystrophy Association (MDA)
North Coast Children's Services
North Coast Substance Abuse Council
North Coast Summer Band Camp
Rocky Mountain Elk Foundation
Rohnerville School District
Rowdy Creek Fish Hatchery
Rural Human Services Food Bank
Ruth Rodeo
South Fork High School Booster Club
South Fork High School Leadership Class
St Bernard's Catholic School
St Joseph School
Vector Health Programs Inc

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders of North Valley Bancorp will be held in the administrative offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 27, 2004, at 5:30 p.m.

Auditors

Perry – Smith LLP
Sacramento, California

Legal Counsel

Dodd Mason George, LLP

Trading Exchange/Symbol

NASDAQ National Market: NOVB

Market Makers

For purchases and sales of North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P., (800) 635-6851
Hoefer & Arnett, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589
RBC Dain Rauscher, (800) 288-2811

Transfer Agent

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Web site address: www.melloninvestor.com
Shareholder Relations: (800) 839-2657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 0-10652

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (530) 226 2900

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
No par value common stock
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $88,988,790 as of June 30, 2003.

The number of shares outstanding of common stock as of March 15, 2004, were 6,530,390.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain statements in this Annual Report on Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in Shasta County; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crisis; the U.S. "war on terrorism" and military action by the U.S. in the Middle East, and changes in the securities markets. Therefore, the information set forth herein should be carefully considered when evaluating the business prospects of the Company and its subsidiaries. See also "Certain Additional Business Risks" on pages 24 through 25 herein, and other risk factors discussed elsewhere in this Report.

General

North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank. Unless otherwise noted, the information contained herein has been restated on a historical basis as a pooling of interests as if the Company and Six Rivers National Bank had been combined for all periods presented. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank will continue to operate as Six Rivers Bank, a division of North Valley Bank. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB.) The Company wholly owns its principal subsidiaries, North Valley Bank ("NVB"), North Valley Trading Company ("Trading Company"), which is inactive, Bank Processing, Inc. ("BPI"), a California corporation, North Valley Capital Trust 1 and North Valley Capital Trust II. The sole subsidiary of NVB, which is inactive, is North Valley Basic Securities (the "Securities Company").

At December 31, 2003, the Company had approximately 365 employees, (which includes 318 full-time equivalent employees). None of the Company's employees are represented by a union and management believes that relations with employees are good.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, money market rate deposit accounts, and time deposits, and making commercial, real estate and consumer loans. It also offers installment note collections, issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured bank, NVB is also subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and its deposits are insured by the FDIC up to the legal limits thereupon. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB (excluding the former branches of SRB) operates fourteen banking offices in Shasta and Trinity Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB opened a branch located in Shasta Lake, California. NVB opened two supermarket branches in 1998 located in Cottonwood, California, on January 20, 1998, and Redding, California, on September 8, 1998. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center, North Valley Bancorp Securities and the Company's Administrative offices moved to a new location at 300 Park Marina Drive in Redding, California. On August 5, 2002, NVB opened an Express Banking Center located at 2245 Churn Creek Road in Redding. On September 5, 2003, NVB closed escrow on a property located at 480 Pioneer Avenue, Woodland, California for the express purpose of constructing a full-service banking facility on this property.

Six Rivers National Bank was formed in 1989 as a national banking association. On January 2, 2002, Six Rivers National Bank became a California state-chartered bank and changed its name to Six Rivers Bank. As mentioned above, on January 1, 2004, SRB was merged with and into NVB with NVB as the surviving entity. SRB operates seven full service offices in Eureka (2), Crescent City, Ferndale, Garberville, McKinleyville and Willits. In 1997, SRB completed the purchase and conversion of four branches of Bank of America which increased its presence from its original market of Humboldt and Del Norte counties into Trinity County to the Northeast and Mendocino County to the South. During the fourth quarter of 2000, the SRB Weaverville branch was sold which was a condition to the closing of the plan of reorganization with the Company.

The Trading Company, incorporated under the laws of the State of California in 1984, formed a joint venture to explore trading opportunities in the Pacific Basin. The joint venture terminated in July 1986, and the Trading Company is now inactive. The Securities Company, formed to hold premises pursuant to Section 752 of the California Financial Code, is inactive. North Valley Consulting Services was established as a consulting service for depository institutions and in December 1988, changed its name to Bank Processing, Inc. BPI was established as a bank processing service to provide data processing services to other depository institutions, pursuant to Section 225.25(b)(7) of Federal Reserve Regulation Y and Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended ("BHCA").

BPI is currently processing daily applications for the Company where entries are captured and files updated by the "Information Technology, Inc., (ITI) banking system," which includes: Demand Deposits (DDA), Savings Deposits (SAV), Central Information Files (CIF), Mortgage Loans/Installment Loans/Commercial Loans (LAS), Individual Retirement Accounts (IRA), and Financial Information Statements, i.e., General Ledger (FMS). These data processing activities do not involve providing hardware or software to banking clients.

North Valley Capital Trust I is an unconsolidated Delaware business trust wholly-owned by the Company and formed in 2001 for the exclusive purpose of issuing Company obligated mandatorily redeemable cumulative Trust Preferred Securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

North Valley Capital Trust II is an unconsolidated Delaware business trust wholly-owned by the Company and formed in 2003 for the exclusive purpose of issuing Company obligated mandatorily redeemable cumulative Trust Preferred Securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

SRB and NVB have signed agreements with Essex National Securities ("Essex") whereby Essex provides brokerage services and standardized investment advice to SRB customers at SRB's Main office located at 402 F Street, Eureka, California and to NVB customers at NVB administrative offices located at 300 Park Marina Circle in Redding, California. SRB and NVB share in the fees and commissions paid to Essex on a pre-determined schedule.

The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

Selected Statistical Data

The following tables present certain consolidated statistical information concerning the business of the Company. This information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations and other information contained elsewhere herein. Averages are based on daily averages.

Average Balances and Tax-equivalent Net Interest Margin

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years (in thousands).

	2003			2002			2001		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Federal funds sold	$ 55,817	$ 596	1.07%	$ 22,504	$ 346	1.54%	$ 20,814	$ 674	3.24%
Investments:									
Taxable securities	110,264	4,251	3.86%	79,847	4,224	5.29%	73,045	4,762	6.64%
Non-taxable securities (1)	23,054	1,913	8.30%	26,756	2,312	8.64%	27,594	2,468	8.94%
FNMA Preferred Stock (1)	8,639	494	5.71%	395	24	6.08%	-	-	0.00%
Interest bearing deposits in other financial institutions	477	16	3.35%	737	43	5.83%	2,072	73	3.52%
Total investments	142,434	6,674	4.69%	107,735	6,603	6.13%	102,711	7,303	7.11%
Total loans and leases (2)(3)	399,217	28,595	7.16%	424,272	32,738	7.72%	378,190	32,671	8.64%
Total interest-earning assets/interest income	$ 597,468	$ 35,865	6.00%	$ 554,511	$ 39,687	7.16%	$ 501,715	$ 40,648	8.10%
Non-earning assets	80,622			71,656			66,422		
Allowance for loan and lease losses	(6,734)			(6,256)			(5,335)		
Total assets	$ 671,356			$ 619,911			$ 562,802		
Liabilities and Stockholders' Equity									
Transaction accounts	$ 151,390	$ 835	0.55%	$ 119,081	$ 1,008	0.85%	$ 94,857	$ 1,439	1.52%
Savings and money market	148,315	1,262	0.85%	131,354	1,536	1.17%	108,986	2,650	2.43%
Time deposits	166,206	3,456	2.08%	177,775	5,293	2.98%	202,721	10,463	5.16%
Other borrowed funds	34,421	1,974	5.73%	37,852	1,955	5.17%	15,106	923	6.12%
Total interest-bearing liabilities/interest expense	500,332	7,527	1.50%	466,062	9,792	2.10%	421,670	15,475	3.67%
Non-interest bearing deposits	117,287			100,567			83,226		
Other liabilities	5,906			6,703			7,056		
Total liabilities	623,525			573,332			511,952		
Stockholders' equity	47,831			46,579			50,850		
Total liabilities and stockholders equity	$ 671,356			$ 619,911			$ 562,802		
Net interest income/spread		$ 28,338	4.50%		$ 29,895	5.06%		$ 25,173	4.43%
Net interest margin (4)			4.74%			5.39%			5.02%

(1) Tax-equivalent basis; non-taxable securities are exempt from federal taxation.
(2) Loans on non-accrual status have been included in the computations of average balances.
(3) Includes loan fees of $228, $337 and $509 for the years ended December 31, 2003, 2002 and 2001, respectively.
(4) Net interest margin is determined by dividing net interest income by total average interest earning assets.

Rate Volume Analysis of changes in Net Interest Income

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in volume (in thousands).

	2003 Compared to 2002			2002 Compared to 2001		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest income						
Interest on fed funds sold	$ 356	$ (106)	$ 250	$ 26	$ (354)	$ (328)
Interest on investments:						
Taxable securities	1,173	(1,146)	27	360	(898)	(538)
Non-taxable securities	(307)	(92)	(399)	(72)	(84)	(156)
FNMA preferred stock	471	(1)	470	24	-	24
Interest-bearing deposits in other financial institutions	(9)	(18)	(27)	(78)	48	(30)
Total investments	1,328	(1,257)	71	234	(934)	(700)
Interest on loans and leases	(1,795)	(2,348)	(4,143)	3,556	(3,489)	67
Total interest income	$ (111)	$ (3,711)	$ (3,822)	$ 3,816	$ (4,777)	$ (961)
Interest expense						
Transaction accounts	$ 178	$ (351)	$ (173)	$ 205	$ (636)	$ (431)
Savings and money market	144	(418)	(274)	262	(1,376)	(1,114)
Time deposits	(241)	(1,596)	(1,837)	(743)	(4,427)	(5,170)
Other borrowed funds	(197)	216	19	1,175	(143)	1,032
Total interest expense	$ (116)	$ (2,149)	$ (2,265)	$ 899	$ (6,582)	$ (5,683)
Total change in net interest income	$ 5	$ (1,562)	$ (1,557)	$ 2,917	$ 1,805	$ 4,722

Investment Securities:

The Company's policy regarding investments is as follows:

Trading Securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2003, 2002, and 2001.

Available-for-Sale Securities are carried at fair value and represent securities not classified as trading securities nor as held-to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income, which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held-to-Maturity Securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

At December 31, the amortized cost of securities and their approximate fair value were as follows (in thousands):

Available-for-sale securities: December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
Securities of U.S. government agencies and corporations	$ 12,574	$ 73	$ (14)	$ 12,633
Obligations of states and political subdivisions	25,903	1,133	(94)	26,942
Mortgage-backed securities	133,760	424	(1,408)	132,776
Corporate securities	6,027	273	(26)	6,274
Other securities	13,127	27	(734)	12,420
	$ 191,391	$ 1,930	$ (2,276)	$ 191,045
December 31, 2002				
Securities of U.S. government agencies and corporations	$ 11,220	$ 9		$ 11,229
Obligations of states and political subdivisions	23,580	1,138	$ (67)	24,651
Mortgage-backed securities	59,915	1,108	(4)	61,019
Corporate securities	8,976	520		9,496
Other securities	4,088		(8)	4,080
	$ 107,779	$ 2,775	$ (79)	$ 110,475
December 31, 2001				
Securities of U.S. government agencies and corporations	$ 1,991	$ 78		$ 2,069
Obligations of states and political subdivisions	28,085	1,074	$ (254)	28,905
Mortgage-backed securities	70,331	601	(81)	70,851
Corporate securities	9,946	20	(241)	9,725
Other securities	88		(12)	76
	$ 110,441	$ 1,773	$ (588)	$ 111,626

Held-to-maturity securities: December 31, 2003	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$ 1,455	$ 376		$ 1,831
December 31, 2002				
Obligations of states and political subdivisions	$ 1,455	$ 388		$ 1,843
December 31, 2001				
Obligations of states and political subdivisions	$ 1,455	$ 486		$ 1,941

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as investments held-to-maturity, and carried at amortized cost. Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

On January 1, 2001, the Company transferred $25,471,000 of certain securities from the held-to-maturity to the available-for-sale classification at fair value upon adoption and as allowed by SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded net of tax within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity.

The following table shows estimated fair value of our investment securities (other than equity securities with a fair value of approximately $12,420,000) by year of maturity as of December 31, 2003. Expected maturities, specifically of mortgage-backed securities, may differ significantly from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Contractual Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available-for-sale securities					
Securities of U.S. government agencies and corporations	$ 9,700	$ 2,933			$ 12,633
Mortgage-backed securities	6,118	48,744	$ 10,136	$ 67,779	132,777
Tax-exempt securities	1,503	5,982	1,911	17,546	26,942
Corporate securities	4,062	2,211			6,273
Total securities available-for-sale	$ 21,383	$ 59,870	$ 12,047	$ 85,325	$ 178,625
Weighted average yield	4.80%	4.03%	3.93%	4.10%	4.15%
Held-to-maturity securities					
Tax-exempt securities				$ 1,831	$ 1,831
Weighted average yield				10.03%	10.03%

Loan and Lease Portfolio

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 are summarized as follows (in thousands):

	2003	2002	2001	2000	1999
Commercial, financial and agricultural	$ 36,997	$ 40,683	$ 49,248	$ 53,617	$ 49,925
Real estate – commercial	163,474	159,946	99,164	90,041	80,681
Real estate – construction	37,566	25,388	9,764	4,794	4,049
Real estate – mortgage (1)	54,588	104,590	109,830	100,937	82,202
Installment	62,609	87,710	113,970	105,393	92,973
Direct financing leases	689	1,795	3,454	5,183	5,395
Other	23,214	24,271	11,588	9,727	15,434
Total loans and leases receivable	379,137	444,383	397,018	369,692	330,659
Allowance for loan and lease losses	(6,493)	(6,723)	(5,786)	(4,964)	(4,606)
Deferred loan costs (fees)	16	183	(210)	(69)	(229)
Net loans and leases	$ 372,660	$ 437,843	$ 391,022	$ 364,659	$ 325,824

(1) Includes loans held for sale, as applicable

At December 31, 2003 and 2002, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $129,485,000 and $100,234,000. respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $4,819,000 and $2,461,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, commercial and consumer lines of credit, and real estate loans of approximately $26,492,000 and $60,817,000, were undisbursed. At December 31, 2002, commercial and consumer lines of credit, and real estate loans of approximately $28,637,000 and $37,938,000, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss.

Maturity Distribution and Interest Rate Sensitivity of Loans

The following table shows the maturity of certain loan categories. Excluded categories are residential mortgages of 1-4 family residences, installment loans and lease financing outstanding as of December 31, 2003. Also provided with respect to such loans are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial, financial and Agricultural	$ 20,730	$ 11,291	$ 4,976	$ 36,997
Real Estate – construction	26,442	10,931	193	37,566
Loans maturing after one year with:				
Fixed interest rates		$ 20,286	$ 5,169	$ 25,455
Variable interest rates		$ 1,936		$ 1,936

Certificates of Deposit

Maturities of time certificates of deposit outstanding of less than $100,000 and $100,000 or more at December 31, 2003 are summarized as follows (in thousands):

Remaining maturities:	**$100,000 or more**	**Less than $100,000**
Three months or less	$ 15,406	$ 44,159
Over three through twelve months	31,964	55,953
Over one year through three years	4,078	11,736
Over three years	--	111
Total	$ 51,448	$ 111,959

As of December 31, 2003, the Company did not have any brokered deposits. In general, it is the Company's policy not to accept brokered deposits.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2003 consist of a loan from the Federal Reserve Bank ("FRB") in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as Federal Home Loan Bank ("FHLB") advances. The following table summarizes these borrowings (in thousands):

	2003	**2002**	**2001**
Short-Term borrowings:			
FHLB advances	$ 7,500	$ 23,500	$ 7,000
FRB loan	259	89	254
Total Short-Term borrowings	$ 7,759	$ 23,589	$ 7,254
Long-Term borrowings:			
FHLB advances	$ 1,700	$ 9,299	$ 13,393
Total Long-Term borrowings	$ 1,700	$ 9,299	$ 13,393

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short-Term	**Long-Term**
Amount	$ 7,500	$ 1,700
Maturity	2004	2005
Average Rates	4.208%	4.450%

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (in thousands):

Short-Term Borrowings

	2003	2002	2001
Average balance during the year	$ 19,798	$ 26,108	$ 1,957
Average interest rate for the year	3.41%	2.53%	5.00%
Maximum month-end balance during the year	$ 32,792	$ 27,000	$ 18,100
Average rate as of December 31,	4.21%	2.40%	3.31%

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the company as of December 31, 2003:

(dollars in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Subordinated Debentures, fixed rate of 10.25% payable on 2031	$ 10,310				$ 10,310
Subordinated Debentures, floating rate of 6.448% payable on 2033	6,186				6,186
FHLB loan, fixed rate of 4.17% payable on February 22, 2005	1,500		1,500		
FHLB loan, fixed rate of 6.55% payable on October 3, 2005	200		200		
Operating lease obligations	2,656	593	1,164	899	
Deferred compensation (1)	2,118	110	221	82	1,705
Supplemental retirement plans (1)	2,517	202	395	236	1,684
Total	$ 25,487	$ 905	$ 3,480	$ 1,217	$ 19,885

(1) These amounts represent known certain payments to participants under the company's deferred compensation and supplemental retirement plans. See Note 13 in the financial statements at Item 15 of this report for additional information related to the company's deferred compensation and supplemental retirement plan liabilities.

Subordinated Debentures

The Company formed North Valley Capital Trust I and North Valley Capital Trust II (the "Trusts") as special purpose entities ("SPE"). The Trusts are Delaware business trusts wholly owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative Trust Preferred Securities (Trust Preferred Securities). Proceeds from the issuance of the Trust Preferred Securities were used to invest in junior subordinated debentures of the Company (Subordinated Debentures). Proceeds from the issuance of the Subordinated Debentures have been used by the Company for various corporate matters including stock repurchases. For financial reporting purposes, the Subordinated Debentures are included in the consolidated balance sheet. Under applicable regulatory guidelines all of the Trust Preferred Securities currently qualify as Tier I capital.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, bear interest at the rate of 10.25%, payable semi-annually, and are redeemable by the Company at a premium beginning on or after 2006 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2011. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2031.

Holders of the Trust Preferred Securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the Subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

During the second quarter of 2003, North Valley Capital Trust II issued 6,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $6,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $6,000,000 aggregate principal amount of 6.448% subordinated debentures due in 2033 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust II. The Subordinated Debentures mature in 2033, bear an initial interest rate of 6.448%, payable semi-annually, and are redeemable by the Company at par beginning on or after April 10, 2008, plus any accrued and unpaid interest to the redemption date. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2033.

Holders of the Trust Preferred Securities are entitled to cumulative cash distributions at an annual rate of 6.448% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB is licensed by the California Commissioner of Financial Institutions (the "Commissioner"), NVB's deposits are insured by the FDIC, and NVB is a member of the Federal Reserve System. Consequently, NVB is subject to the supervision of, and is regularly examined by, the Commissioner and the Board of Governors of the Federal Reserve System ("FRB" or "Board of Governors"). Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB is required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of NVB within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by NVB to affiliates, and (b) on investments by NVB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

The Board of Governors, the OCC and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors, the OCC and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and non-cumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2003, NVB, SRB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, Financial Statements and Supplementary Data and Note 19 to the Financial Statements incorporated by reference, therein, for a listing of the Company's risk-based capital ratios at December 31, 2003 and 2002.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities, which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial non-compliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial non-compliance" with the CRA regulations may be subject to enforcement proceedings.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from each of the Company's subsidiary banks. The payment of cash dividends and/or management fees by NVB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company and NVB.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and its subsidiaries are not currently aware of any account relationships between the Company and its subsidiaries and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

President George W. Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which responds to recent issues in corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.

- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:
- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and
- Accountability for adherence to the code.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:
  - An understanding of generally accepted accounting principles and financial statements;
  - The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  - Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
  - An understanding of internal controls and procedures for financial reporting; and
  - An understanding of audit committee functions.
  - A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:
  - Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
  - Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
  - Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
  - Other relevant experience.
- The rule contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater that the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.

- Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "accelerated filers" to be phased-in over a four-year period reducing the filing deadline for Form 10-K reports from 90 days after the fiscal year-end to 60 days and Form 10-Q reports from 45 days after the fiscal quarter-end to 35 days.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.
- Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act. These proposed rules would establish audit committee:
  - Independence standards for members;
  - Responsibility for selecting and overseeing the issuer's independent accountant;
  - Responsibility for handling complaints regarding the issuer's accounting practices;
  - Authority to engage advisers; and
  - Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

On November 4, 2003, the Securities and Exchange Commission adopted changes to the standards for the listing of issuer securities by the New York Stock Exchange and NASDAQ Stock Market. The revised standards for listing conform to and supplement Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which the Securities and Exchange Commission adopted in April 2003 pursuant to the Act.

The Company's securities are listed on the NASDAQ Stock Market. Consequently, in addition to the rules promulgated by the Securities and Exchange Commission pursuant to the Act, the Company must also comply with revised listing standards applicable to NASDAQ listed companies. Generally, listed companies must comply with the revised listing standards by the first annual meeting of shareholders following January 15, 2004. The revised NASDAQ listing standards applicable to the Company include the following:

- A majority of directors of a listed company must be "independent", which excludes:
  - Any director who is, or at any time in the past three years was, employed by a listed company, its parent or a subsidiary
  - Any director or any family member who received payments in excess of $60,000 in the current year or prior three years from a listed company, its parent or a subsidiary;
  - Any director whose family member is employed or during the last three years was employed as an executive officer of a listed company, its parent or a subsidiary;
  - Any director or any family member who is a partner, controlling shareholder or executive officer of an organization to which a listed company made payments or from which a listed company received payments, for services or property, in the current year or prior three years in excess of the greater of $200,000 or 5% of the recipient's consolidated gross revenues in the year of payment;
  - Any director or any family member who is employed as an executive officer of another organization where during the current year or prior three years an executive officer of a listed company served on the compensation committee of such organization; and
  - Any director or any family member who is a partner of the outside auditor of a listed company or was a partner or employee of the listed company's auditor and worked on the company's audit in the prior three years.
- Independent directors of a listed company must meet alone in executive sessions at least two times annually.
- Listed companies must certify adoption of a resolution or written charter dealing with nominations of directors and select nominees for election as directors either by determination of a majority of independent directors or by a nominating committee consisting solely of independent directors, with certain exceptions.
- Compensation of a listed company's chief executive officer must be determined either by a majority of independent directors or by a compensation committee consisting solely of independent directors, with certain exceptions.

- The audit committee of a listed company, subject to certain exceptions, must comply with requirements that include:
  - The committee be comprised of at least three independent directors who have not participated in the preparation of financial statements for the company, its parent or subsidiaries during the last three years;
  - Each director must be able to read and understand financial statements;
  - At least one director must meet the "financial sophistication" criteria which the company must certify;
  - The committee must adopt a written charter; and
  - The committee is responsible for the review and approval of all related-party transactions, except those approved by another board committee comprised of independent directors.
- The adoption or amendment of any equity compensation arrangement after June 30, 2003, such as a stock option plan, requires shareholder approval, subject to certain exemptions.
- A code of conduct must be adopted by May 4, 2004 that (i) complies with the code of ethics requirements of the Act; (ii) covers all directors, officers and employees; (iii) includes an enforcement mechanism; and (iv) permits only the board of directors to grant waivers from or changes to the code of conduct affecting directors and executive officers and requires prompt disclosure thereof on a Form 8-K filing with the Securities and Exchange Commission.

The effect of the Act upon the Company is uncertain; however, it is likely that the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

The California Corporate Disclosure Act

On September 28, 2002, California Governor Gray Davis signed into law the California Corporate Disclosure Act (the "CCD Act"), which became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the Company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;
- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;
- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2003, commercial and savings banks in competition with the Company, NVB and SRB, had forty four banking offices in Shasta and Trinity Counties where NVB operates its fourteen banking offices and there were fifty-six competing offices of commercial and savings bank offices in Del Norte, Mendocino and Humboldt Counties where SRB operates its seven banking offices. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. For borrowers requiring loans in excess of each subsidiary bank's legal lending limit, the Company has offered, and intend to offer in the future, such loans on a participating basis with correspondent banks and with other independent banks, retaining the portion of such loans which is within the applicable lending limits. As of December 31, 2003, NVB's and SRB's aggregate legal lending limits to a single borrower and such borrower's related parties were $6,458,000 and $3,236,000 on an unsecured basis and $10,763,000 and $5,393,000 on a fully secured basis, based on regulatory capital of $43,054,000 and $20,643,000, respectively.

In order to compete with the major financial institutions in its primary service areas, the Company, through its subsidiary banks, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company. The Company's subsidiary bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in each subsidiary bank's portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

In 1996, pursuant to Congressional mandate, the FDIC reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the above risk-based assessment rate schedule, NVB's current capital ratios and NVB's current levels of deposits, NVB anticipates no change in the assessment rate applicable during 2004 from that in 2003.

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

On November 12, 1999, President Clinton signed into law The Financial Services Modernization Act of 1999 (the "FSMA"). The FSMA eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repeals Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

The Company, NVB, and SRB have not determined whether they may seek to acquire and exercise new powers or activities under the FSMA, and the extent to which competition will change among financial institutions affected by the FSMA has not yet become clear.

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary banks.

The effect of the Act upon corporations is uncertain; however, it is likely that compliance costs may increase as corporations modify procedures if required to conform to the provisions of the Act. The Company does not currently anticipate that compliance with the Act will have a material effect upon its financial position or results of its operations or its cash flows.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

California Power Crisis

During 2001, the State of California experienced serious periodic electric power shortages. It is uncertain whether or when these shortages will occur again. The Company and its subsidiaries could be materially and adversely affected either directly or indirectly by a severe electric power shortage if such a shortage caused any of its critical data processing or computer systems and related equipment to fail, or if the local infrastructure systems such as telephone systems should fail, or the Company's and its subsidiaries' significant vendors, suppliers, service providers, customers, borrowers, or depositors are adversely impacted by their internal systems or those of their respective customers or suppliers. Material increases in the expenses related to electric power consumption and the related increase in operating expense could also have an adverse effect on the Company's future results of operations.

Certain Additional Business Risks

The Company's business, financial condition and operating results can be impacted by a number of factors, including but not limited to those set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. Since overall employment levels are near their modern-day low, this begins to be a risk to the Company that must be mitigated. The Company very actively recruits for all open position and management believes that employee relations are good.

Shares of Company Common Stock eligible for future sale could have a dilutive effect on the market for Company Common Stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 6,488,073 were outstanding at December 31, 2003. Pursuant to its stock option plans, at December 31, 2003, the Company had outstanding options to purchase 997,976 shares of Company Common Stock. As of December 31, 2003, 341,366 shares of Company Common Stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of Company Common Stock in the public market could adversely affect the market price of Common Stock.

A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2003, real estate served as the principal source of collateral with respect to approximately 57% of the Company's loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing non-performing loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

Recent Accounting Pronouncements

In December 2003, the FASB revised FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). This interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, addresses consolidation by business enterprises of a variable interest entity (VIE) that posses certain characteristics. A company that holds variable interests in an entity will need to consolidate that entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and or receive a majority of the VIE's expected residual returns, if they occur. The Company adopted FIN 46 on December 31, 2003. Adoption of this standard required the Company to deconsolidate its investment in North Valley Capital Trust I and North Valley Capital Trust II. The deconsolidation of the Trusts, formed in connection with the issuance of Trust Preferred Securities, appears to be an unintended consequence of FIN 46. In management's opinion, the effect of deconsolidation on the Company's financial position and results of operations was not material. In addition, management does not believe that the Company has any VIEs that would be consolidated under the provisions of FIN 46.

In July 2003, the Board of Governors of the Federal Reserve Systems issued a supervisory letter instructing bank holding companies to continue to include Trust Preferred Securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of the accounting changes resulting from FIN 46 and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include Trust Preferred Securities in Tier 1 capital for regulatory capital purposes.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. For mandatorily redeemable financial instruments of a non-public entity, this Statement shall be effective for existing or new contracts for fiscal periods beginning after December 15, 2004. The Company adopted the provisions of this Statement on July 1, 2003 and, in management's opinion, adoption of the Statement did not have a material effect on the Company's consolidated financial position or results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies the accounting for derivative instruments by providing guidance related to circumstances under which a contract with a net investment meets the characteristics of a derivative as discussed in SFAS No. 133. The Statement also clarifies when a derivative contains a financing component. The Statement is intended to result in more consistent reporting for derivative contracts and must be applied prospectively for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In management's opinion, adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

ITEM 2. DESCRIPTION OF PROPERTIES

The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises:

Description	Office Type	Owned/Leased
North Valley Bank:		
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Woodland	Land-Future Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/Limited Use Branch	Leased
Park Marina	Limited Used Branch	Leased
BPI	Data Processing/Administrative	Owned
Six Rivers Bank:		
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned

On January 1, 2004, SRB was merged with and into North Valley Bank with North Valley Bank as the surviving corporation. Effective with such merger, the branch premises described above as owned or leased by SRB became owned or leased by North Valley Bank.

From time to time, the Company, through NVB acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Some of the pending cases seek punitive damages in addition to other relief. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The North Valley Bancorp common stock is listed and trades on the Nasdaq National Market under the symbol "NOVB". The shares were first listed with the Nasdaq Stock Market in April 1998.

The following table summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2003 as reported on the Nasdaq Stock Market and the cash dividends declared on the common stock during the same period. All per share data has been retroactively restated to give effect for the three-for-two stock split approved by the Board of Directors on March 11, 2003 and payable in the form of a stock dividend to shareholders of record on April 15, 2003.

	Price of Common Stock		Cash Dividends Declared
Quarter Ended:	**High**	**Low**	
March 31, 2002	$ 11.07	$ 9.02	$ 0.08
June 30, 2002	11.51	10.54	0.08
September 30, 2002	11.33	10.03	0.08
December 31, 2002	12.07	10.37	0.09
March 31, 2003	$ 13.71	$ 12.14	$ 0.10
June 30, 2003	16.97	13.76	0.10
September 30, 2003	16.25	14.92	0.10
December 31, 2003	16.01	15.15	0.10

The Company had approximately 988 shareholders of record as of March 12, 2004.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB and SRB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See "Supervision and Regulation" in Item 1, Description of Business, for information related to shareholder and dividend matters including information regarding certain limitations on payment of dividends.

The following tables summarize the fourth quarter stock repurchase activity for the Company's current Stock Repurchase Program.

Period	**Total Number of Shares**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans**	**Maximum Number of Shares that May Yet be Purchased Under the Plan**
October 1 thru 31, 2003	0			
November 1 thru 30, 2003	81,200	$ 15.97	2,397,521	27,954
December 1 thru 31, 2003	17,500	$ 15.98	2,415,021	10,454

The above repurchase program - announced on July 28, 2003 - is the seventh such plan announced by the Company since May of 2001. The program calls for the repurchase of up to 3.0% of the Company's outstanding shares, or 199,154 shares. The repurchases will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Securities and Exchange Commission Rule 10b-18 and all shares repurchased under this program will be retired. The number, price and timing of the repurchases shall be at the Company's sole discretion and the program may be re-evaluated depending on market conditions, liquidity needs or other factors. The Board of Directors, based on such re-evaluations, may suspend, terminate, modify or cancel the program at any time without notice.

ITEM 6. SELECTED FINANCIAL DATA

North Valley Bancorp & Subsidiaries
(dollars in thousands except per share data)

FOR THE YEAR ENDED DECEMBER 31	**2003**	**2002**	**2001**	**2000**	**1999**
SUMMARY OF OPERATIONS					
Total interest income	$ 35,100	$ 38,902	$ 39,811	$ 39,966	$ 36,279
Total interest expense	7,527	9,792	15,475	16,235	14,029
Net interest income	27,573	29,110	24,336	23,731	22,250
Provision for loan and lease losses		1,795	1,370	1,670	1,262
Net interest income after provision for loan and lease losses	27,573	27,315	22,966	22,061	20,988
Total non-interest income	11,265	9,313	8,852	6,872	5,368
Total non-interest expense	27,262	24,728	22,090	24,236	18,281
Income before provision for income taxes	11,576	11,900	9,728	4,697	8,075
Provision for income taxes	3,605	3,836	3,062	1,609	2,331
Net Income	$ 7,971	$ 8,064	$ 6,666	$ 3,088	$ 5,744
Performance ratios:					
Return on average assets	1.19%	1.30%	1.18%	0.58%	1.13%
Return on average equity	16.66%	17.31%	13.11%	5.82%	11.35%
Capital Ratios:					
Risk based capital:					
Tier 1 (4% Minimum Ratio)	12.34%	11.33%	11.57%	13.05%	13.37%
Total (8% Minimum Ratio)	13.77%	12.58%	12.82%	14.30%	14.44%
Leverage Ratio	8.49%	8.59%	8.37%	9.73%	9.27%
BALANCE SHEET DATA AT DECEMBER 31					
Assets	$ 677,693	$ 656,080	$ 594,973	$ 540,221	$ 521,073
Investment securities and federal funds sold	$ 224,010	$ 133,330	$ 132,881	$ 105,235	$ 133,280
Net loans	$ 372,660	$ 437,843	$ 391,022	$ 364,659	$ 325,824
Deposits	$ 598,314	$ 555,053	$ 514,278	$ 460,291	$ 452,697
Stockholders' equity	$ 46,053	$ 50,029	$ 43,678	$ 54,857	$ 51,841
COMMON SHARE DATA					
Earnings per share (1)					
Basic	$ 1.19	$ 1.15	$ 0.84	$ 0.35	$ 0.67
Diluted	$ 1.13	$ 1.11	$ 0.82	$ 0.35	$ 0.66
Book value (2)	$ 7.10	$ 7.20	$ 6.26	$ 6.30	$ 5.98
Dividend payout ratio	35.40%	28.96%	31.50%	54.86%	25.81%
Shares outstanding	6,488,073	6,951,142	6,976,584	8,708,124	8,671,496

(1) Earnings per share amounts have been adjusted to give effect to a three for two stock split on May 15, 2003.
(2) Represents stockholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in Banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in the Northern California region; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crises; the U.S. "war on terrorism" and military action by the U.S. in the Middle East, and changes in the securities markets.

Critical Accounting Policies

General

North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

Stock Based Compensation

At December 31, 2003, the Company has three stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 14 to the Consolidated Financial Statements included herein in Item 8 – Financial Statements and Supplementary Data. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income under the Employee Plan, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is recognized in the financial statements for the Director Plans over the vesting period for the difference between the fair value of the shares at the date of the grant and the exercise price, which is equal to 85% of the fair value at the date of the grant. For further information regarding the proforma effect on reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" see Note 1 to the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

Overview

North Valley Bancorp (the "Company") is a bank holding company for North Valley Bank ("NVB"), a state-chartered bank. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with twenty-one branches, which includes the former branches of SRB and two supermarket branches in Northern California. The Company operates as three business segments; North Valley Bank, (the former branches of) Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

Earnings Summary

For the year ended December 31, (in thousands except per share amounts)		**2003**		**2002**		**2001**
Net interest income	$	27,573	$	29,110	$	24,336
Provision for loan and lease losses		-		(1,795)		(1,370)
Non-interest income		11,265		9,313		8,852
Non-interest expense		(27,262)		(24,728)		(22,090)
Provision for income taxes		(3,605)		(3,836)		(3,062)
Net income	$	7,971	$	8,064	$	6,666
Earnings Per Share						
Basic	$	1.19	$	1.15	$	0.84
Diluted	$	1.13	$	1.11	$	0.82
Return on Average Assets		1.19%		1.30%		1.18%
Return on Average Equity		16.66%		17.31%		13.11%

For the year ended December 31, 2003, the Company recorded net income of $7,971,000 as compared to $8,064,000 for the same period in 2002 and $6,666,000 in 2001. On a per share basis, diluted earnings per share was $1.13 for the year ended December 31, 2003 compared to $1.11 the same period in 2002 and $0.82 for the same period in 2001.

The decrease in net income for the year ended December 31, 2003 from 2002 was due to a decrease in net interest income of $1,537,000, an increase in non-interest expense of $2,534,000 partially offset by a decrease in the provision for loan losses of $1,795,000 and an increase in non-interest income of $1,952,000. The decrease in net interest income was due primarily to a strategic decision to sell all new fixed-rate mortgages into the secondary market rather than hold them in the portfolio which had the effect of decreasing the Company's loan portfolio, which decreased the Company's net interest margin.

For the year ended December 31, 2003, the Company paid or declared quarterly dividends totaling $2,669,000 to stockholders of the Company. The Company's return on average total assets and average stockholders' equity were 1.19% and 16.66% for the period ended December 31, 2003, compared with 1.30% and 17.31% for the same period in 2002 and 1.18% and 13.11% for the same period in 2001.

Segment Information

The Company operates as three business segments: North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. For the year ended December 31, 2003, total revenues and net income slightly increased at both NVB and SRB but decreased in the Other segment. The increase in revenues and net income at NVB and SRB was primarily due to an increase in non-interest income partially offset by a decrease in net interest income. The increase was primarily due to sale of loans and is non-recurring. Total assets increased at all three segments for the year ended December 31, 2003.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows (in thousands):

	NVB	SRB	Other	Total
Year ended December 31, 2003:				
Total revenues	$ 28,684	$ 11,146	$ (992)	$ 38,838
Net income (loss)	$ 7,520	$ 1,603	$ (1,152)	$ 7,971
Interest income	$ 24,574	$ 10,518	$ 8	$ 35,100
Interest expense	$ 3,770	$ 2,457	$ 1,300	$ 7,527
Depreciation and amortization	$ 1,994	$ 838	$ 170	$ 3,002
Provision for loan and lease losses	$ -	$ -	$ -	$ -
Total assets	$ 458,542	$ 217,049	$ 2,102	$ 677,693
Year ended December 31, 2002:				
Total revenues	$ 28,084	$ 10,928	$ (589)	$ 38,423
Net income (loss)	$ 7,295	$ 1,496	$ (727)	$ 8,064
Interest income	$ 26,897	$ 12,003	$ 2	$ 38,902
Interest expense	$ 5,456	$ 3,319	$ 1,017	$ 9,792
Depreciation and amortization	$ 1,020	$ 1,062	$ 85	$ 2,167
Provision for loan and lease losses	$ 1,575	$ 220	$	$ 1,795
Total assets	$ 443,642	$ 211,920	$ 518	$ 656,080
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Provision for loan and lease losses	$ 1,010	$ 360	$	$ 1,370
Total assets	$ 394,110	$ 199,166	$ 1,697	$ 594,973

Net Interest Income

Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. For the year ended December 31, 2003, net interest income was $27,573,000 compared to $29,110,000 for 2002 and $24,336,000 for 2001. The decrease in net interest income in 2003 of $1,537,000 was primarily due to a decrease in interest income of $3,802,000 which outpaced the decrease in interest expense of $2,265,000. Because of the historically low interest rate environment that began in late 2002, the Company began selling nearly all fixed-rate 30- and 15-year mortgages that were originated. The purpose of this tactic was to ensure that the Company did not take on too much interest rate risk and to keep the duration of the loan portfolio relatively short. This will allow the Company's earnings to grow in a rising-rate environment.

During 2003, average interest-earning assets increased by $42,957,000 from 2002 but the average yield on those assets, on a tax equivalent basis, decreased from 7.16% in 2002 to 6.00% in 2003. The decrease in yields was primarily driven by Management's strategy of selling the fixed-rate mortgage production. Average interest-bearing liabilities also increased, from $466,602,000 in 2002 to $500,332,000 in 2003. This increase in interest-bearing liabilities added to interest expense but was more than offset by the reduction in the average rate paid on interest-bearing liabilities which decreased from 2.10% in 2002 to 1.50% in 2003 resulting in the overall reduction in interest expense of $2,265,000. The increase in net interest income (tax-equivalent basis) from 2001 to 2002 of $4,722,000 was primarily due to a decrease in interest income of $961,000 coupled with a larger decrease in interest expense of $5,683,000 due to rates paid on deposits decreasing at a much faster pace than the decrease in yields on interest-earning assets.

The net interest margin ("NIM") is calculated by dividing net interest income by average interest-earning assets and is calculated using a fully taxable equivalent basis. The NIM for the year ended December 31, 2003 was 4.74% as compared to 5.39% for 2002 and 5.02% in 2001. The decrease in the NIM in 2003 was a result of a decrease in average yields on interest-earning assets of 1.16% partially offset by with a decrease in the average rate paid on interest-bearing liabilities of 0.60%.

Non-interest Income

Total non-interest income increased $1,952,000 to $11,265,000 for the year ended December 31, 2003 from $9,313,000 for the same period in 2002 and $8,852,000 in 2001. This increase in 2003 is mainly the result of an increase in gains on sales of loans of $1,461,000 and an increase in the earnings on cash surrender value of life insurance of $257,000. In addition, other income increased in 2003 by $181,000 over 2002. Service charge income and other fee income were relatively flat with 2002 levels. The increase in 2002 was primarily the result of an increase of $938,000 in other fees and charges and an increase of $265,000 in earnings on cash surrender value of life insurance policies partially offset by a decrease in service charges on deposit accounts of $901,000, gains on sales of loans of $452,000 in 2002, gains on sales and calls of securities of $202,000 in 2002 and other income which decreased by $495,000.

Other income decreased from $1,255,000 in 2001 to $760,000 in 2002. Included in other income for 2001 is a $447,000 gain on sale of SRB's Weaverville, California branch. This branch divestiture was a requirement by regulators to effect the merger with SRB in 2000.

Non-interest Expense

The following table is a summary of the Company's non-interest expense for the periods indicated (in thousands):

	2003	2002	2001
Salaries & employee benefits	$ 13,504	$ 12,480	$ 11,394
Equipment expense	2,614	1,873	1,483
Occupancy expense	1,720	1,554	1,274
Professional services	952	886	786
ATM & on-line banking expense	1,007	906	626
Printing & supplies	508	640	570
Postage	513	535	491
Messenger expense	336	403	338
Data processing expense	161	192	292
Merger & integration expense			358
Other	5,947	5,259	4,478
Total non-interest expense	$ 27,262	$ 24,728	$ 22,090

Total non-interest expense increased $2,534,000 to $27,262,000 for the year ended December 31, 2003, from $24,728,000 for the same period in 2002 and $22,090,000 in 2001. The increase in 2003 was primarily a result of a $1,024,000 increase in salaries and benefits, an increase in equipment expense of $741,000 and an increase in other expense of $688,000. The increase in salaries and benefits was due to normal organic growth and merit increases for existing employees. The increase in equipment expense was mainly the result of the Company's new core processing system which was installed in November of 2002. Printing and supplies and postage expense decreased from 2002 to 2003 due to the efficiencies gained with the new core processing system, namely, imaging of statements and checks for checking account customers. ATM and on-line banking expense increased in 2003 due to increased transaction activity. Other expense increased due to an increase in loan origination expense and an increase in overdraft losses primarily associated with the Company's free checking account program.

In 2002, total non-interest expense increased $2,638,000 to $24,728,000 from $22,090,000 for the same period in 2001. The increase in 2002 was primarily a result of a $1,086,000 increase in salaries and benefits, an increase in occupancy expense associated with the new administrative facility in Redding and NVB's new Churn Creek Branch. ATM and on-line banking expense increased in 2002 due to increased transaction activity. Other expense increased due mainly to an increase in amortization of intangibles at SRB of $282,000 and increased levels of operational and overdraft losses primarily associated with the Company's free checking account program.

Income Taxes

The provision for income taxes for the year ended December 31, 2003 was $3,605,000 as compared to $3,836,000 for the same period in 2002 and $3,062,000 for 2001. The effective income tax rate for state and federal income taxes was 31.1%, for the year ended December 31, 2003 compared to 32.2% for the same period in 2002 and 31.5% for the same period in 2001. The difference in the effective tax rate compared to the statutory tax rate (42.05%) is primarily the result of the Company's investment in municipal securities and the earnings from the cash surrender value of life insurance policies. Interest earned on municipal securities and earnings on life insurance policies are both exempt from federal income tax and therefore lower the Company's effective tax rate.

Impaired, Non-accrual, Past Due and Restructured Loans and Leases, and Other Non-performing Assets

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2003 and 2002, the recorded investment in loans and leases for which impairment has been recognized was approximately $1,636,000 and $1,452,000. Of the 2003 balance, approximately $535,000 has a related valuation allowance of $267,000. Of the 2002 balance, approximately $730,000 has a related valuation allowance of $365,000. For the years ended December 31, 2003, 2002 and 2001, the average recorded investment in loans and leases for which impairment has been recognized was approximately $1,515,000, $948,000 and $613,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $51,000, $63,000 and $76,000 for cash payments received in 2003, 2002 and 2001.

Loans and leases on which the accrual of interest has been discontinued are designated as non-accrual loans and leases. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan or lease becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan or lease is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans and leases is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans and leases when, in the judgment of management, the loans and leases are estimated to be fully collectible as to both principal and interest.

Non-performing assets at December 31 are summarized as follows (in thousands):

	2003	2002	2001	2000	1999
Non-accrual loans and leases	$ 1,615	$ 1,452	$ 867	$ 780	$ 2,145
Loans and leases 90 days past due but still accruing interest	1,395	864	848	561	223
Restructured loans					601
Other real estate owned	-	55	287	341	699
Total non-performing assets	$ 3,101	$ 2,371	$ 2,002	$ 1,682	$ 3,668

If interest on non-accrual loans and leases had been accrued, such income would have approximated $50,000 in 2003, $81,000 in 2002 and $69,000 in 2001. Interest income of $51,000 in 2003, $63,000 in 2002 and $76,000 in 2001 was recorded when it was received on the non-accrual loans and leases.

Based on its review of impaired, past due and non-accrual loans and leases and other information known to management at the date of this report, in addition to the non-performing loans and leases included in the above table, management has not identified loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans and leases might subsequently be classified as non-performing.

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as non-accrual.

Allowance for Loan and Lease Losses

The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2003	2002	2001	2000	1999
Average loans and leases outstanding	$ 399,217	$ 424,272	$ 378,190	$ 342,831	$ 313,169
Allowance for loan and lease losses at beginning of period	6,723	5,786	4,964	4,606	4,704
Loans and leases charged off:					
Commercial, financial and agricultural	63	271	213	1,276	1,105
Real Estate – construction	-	-	-	-	-
Real Estate – mortgage	2	7	27	53	105
Installment	715	924	610	269	788
Other	139	22	72	79	67
Total loans and leases charged off	919	1,224	922	1,677	2,065
Recoveries of loans and leases previously charged off:					
Commercial, financial and agricultural	527	209	194	262	244
Real Estate – construction	-	-	-	-	-
Real Estate – mortgage	16	1	1	-	32
Installment	138	156	169	89	422
Other	8	-	10	14	7
Total recoveries of loans and leases previously charged off	689	366	374	365	705
Net loans and leases charged off	230	858	548	1,312	1,360
Provisions for loan and lease losses	-	1,795	1,370	1,670	1,262
Balance of allowance for loan and lease losses at end of period	$ 6,493	$ 6,723	$ 5,786	$ 4,964	$ 4,606
Ratio of net charge-offs to average loans and leases outstanding	0.06%	0.20%	0.15%	0.38%	0.43%
Allowance for loan and lease losses to total loans and leases	1.71%	1.51%	1.46%	1.34%	1.39%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. The Company also engages a third party credit review consultant to analyze the Company's loan and lease loss adequacy. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The allowance for loan and lease losses is comprised of two primary types of allowances:

1. Formula Allowance

   Formula allowances are based upon loan and lease loss factors that reflect management's estimate of the inherent loss in various segments of pools within the loan and lease portfolio. The loss factor is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

   The formula allowance is adjusted for qualitative factors that are based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at September 30, 2003 included the following, which existed at the balance sheet date:

   - General business and economic conditions effecting the Company's key lending areas
   - Real estate values in Northern California
   - Loan volumes and concentrations, including trends in past due and non-performing loans
   - Seasoning of the loan portfolio
   - Status of the current business cycle
   - Specific industry or market conditions within portfolio segments
   - Model imprecision

2. Specific Allowance

   Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, *"Accounting By Creditors For Impairment Of A Loan."*

The $6,493,000 in formula and specific allowances reflects management's estimate of the inherent loss in various pools or segments in the portfolio and individual loans and leases, and includes adjustments for general economic conditions, trends in the portfolio and changes in the mix of the portfolio. The level of formula allowance is consistent from 2002 to 2003.

Management anticipates that as the Company continues to implement its strategic plan the Company will:

- generate further growth in loans receivable held for investment
- emphasize the origination and purchase of income property real estate loans
- continue expansion of commercial business lending

As a result, future provisions will be required and the ratio of the allowance for loan and lease losses to loans and leases outstanding may increase. Experience across the financial services industry indicates that commercial business and income property loans may present greater risks than residential real estate loans, and therefore should be accompanied by suitably higher levels of reserves.

The following table shows the allocation of the Company's Allowance and the percent of loans in each category to the total loans at December 31 (dollars in thousands).

	2003		2002		2001	
	Allowance for Losses	% of Loans	Allowance for Losses	% of Loans	Allowance for Losses	% of Loans
Loan and Lease Categories:						
Commercial, financial						
Agricultural	$ 3,387	53.3%	$ 3,070	45.2%	$ 2,141	37.4%
Real Estate-construction	530	10.0%	325	5.7%	165	2.5%
Real Estate-mortgage	212	14.5%	390	23.5%	238	27.7%
Installment	1,107	16.1%	1,608	19.7%	1,922	28.7%
Other	64	6.1%	232	5.9%	104	3.7%
Unallocated	1,193	--%	1,098	--%	1,216	--%
Total	$ 6,493	100.0%	$ 6,723	100.0%	$ 5,786	100.0%

Liquidity and Interest Rate Sensitivity

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short-term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $23,000,000 as of December 31, 2003 were available to provide liquidity. The Company has a committed, revolving unsecured line of credit for $3,000,000 with a correspondent bank as of December 31, 2003. In addition, NVB is a member of the Federal Home Loan Bank ("FHLB") providing an additional line of credit of $32,825,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with the Federal Reserve Bank ("FRB") of $4,187,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2003, borrowings of $9,459,000 were outstanding with the FHLB, and $16,000,000 was outstanding in the form of Subordinated Debentures.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $252,146,000 and $167,747,000 (or 37.2% and 25.6% of total assets) at December 31, 2003 and December 31, 2002, respectively. Total liquid assets for December 31, 2003 and December 31, 2002 include investment securities of $1,455,000 classified as held-to-maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low-cost source of funds. Core deposits totaled $546,866,000 and $506,162,000 at December 31, 2003 and December 31, 2002, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Interest Rate Sensitivity

The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings in the ways prescribed above.

The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze three specific types of risks: market risk, mismatch risk, and basis risk.

Market Risk

Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long-term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk

The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan and lease portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and leases and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed-rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk

The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentration in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2003 balances indicates unusual results for changes in net economic value over a one-year period given the same interest rate shocks. These results indicate that net economic value will be higher over the next twelve-month period whether or not interest rates rise or fall. The change in net interest income is positive in the rising rate scenario and lower in the declining interest rate scenario, indicating asset sensitivity. This is exactly the result that Management was looking for as a result of the strategy of selling the fixed-rate mortgage production during 2003. By shortening the duration of the loan portfolio, the balance sheet is in a strong position to take advantage of a flat or rising rate scenario.

	Shocked by -2%	Shocked by +2%
Net interest income	-9.2%	12.4%
Net economic value	13.5%	13.7%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Financial Condition as of December 31, 2003 as Compared to December 31, 2002

Total assets at December 31, 2003, were $677,693,000 compared to December 31, 2002 assets of $656,080,000. An increase in average total deposits of $54,421,000 and decrease of $25,055,000 in average loans was used to fund a $34,699,000 increase in average total investment securities and federal funds sold of $33,313,000.

Investment securities and federal funds sold increased $90,680,000 from 2002 to 2003 and totaled $224,010,000 at December 31, 2003, compared to $133,330,000 at December 31, 2002.

During 2003, net loans decreased 14.9% to $372,660,000 from $437,843,000 at December 31, 2002. Loans are the Company's largest component of earning assets. The Company's average loan to deposit ratio decreased to 68.5% in 2003 compared to 80.2% in 2001.

During 2003, total deposits increased 7.8% to $598,314,000 compared to $555,053,000 at December 31, 2002. Non-interest-bearing demand, interest-bearing demand and savings deposits increased $51,962,000 or 13.6% while certificates of deposits decreased $8,701,000 or 5.1%. The increase in demand deposits was due to a significant number of new accounts opened during 2003, which is attributed to the continued success of our "High Performance Checking Program."

Capital Resources

The Company maintains capital to support future growth and dividend payouts while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as positive because it limits the Company's ability to earn a high rate of return on shareholders' equity (ROE). Stockholders' equity decreased to $46,053,000 as of December 31, 2003, as compared to $50,029,000 at December 31, 2002. The decrease was primarily as a result of net income of $7,971,000 partially offset by the payment of cash dividends of $2,669,000 and the payment of $8,235,000 used to repurchase the Company's common stock. Under the Company's Stock Repurchase Plans, 537,618 shares were repurchased in 2003 at an average price of $15.31 and 63,102 shares of common stock were repurchased in 2002 at an average price of $16.72. At December 31, 2003, there were 10,000 shares remaining to repurchase under the Plans. Under current regulations, management believes that the Company meets all capital adequacy requirements. The following table displays the Company's capital ratios at December 31, 2003 (dollars in thousands).

	Capital	Ratio	Minimum for Capital Adequacy Purposes
Company:			
Tier 1 capital			
(to average assets)	$ 58,310	8.49%	4.00%
Tier 1 capital			
(to risk weighted assets)	$ 58,310	12.34%	4.00%
Total capital			
(to risk weighted assets)	$ 65,059	13.77%	8.00%

Impact of Inflation

Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.9% at December 31, 2003) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics or embedded features. The Company currently has not entered into any freestanding derivative contracts and did not identify any embedded derivatives requiring bifurcation at December 31, 2003 or 2002. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and generally require collateral from the borrower. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by management. Interest rate risk is the potential of economic losses due to future interest rate changes. Please see "Interest Rate Sensitivity" on previous pages for a more detailed description.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected quarterly financial data for each of the quarters in the two-year period ended December 31, 2003. Earnings per share data has been retroactively restated to give effect to the three-for-two split approved by the Board of Directors on March 11, 2003, and paid in the form of a stock dividend on May 15, 2003 to shareholders of record on April 15, 2003.

	For the Quarter Ended							
(in thousands)	March 2003	June 2003	September 2003	December 2003	March 2002	June 2002	September 2002	December 2002
Interest income	$ 9,192	$ 8,852	$ 8,550	$ 8,506	$ 9,491	$ 9,895	$ 9,853	$ 9,663
Interest expense	2,080	1,944	1,821	1,682	2,774	2,488	2,259	2,271
Net interest income	7,112	6,908	6,729	6,824	6,717	7,407	7,594	7,392
Provision for loan and lease losses					420	575	380	420
Non-interest income	2,720	3,154	2,667	2,724	2,270	2,162	2,217	2,664
Non-interest expense	6,696	6,949	6,899	6,718	6,036	6,066	6,154	6,472
Income before provision for income taxes	3,136	3,113	2,497	2,830	2,531	2,928	3,277	3,164
Provision for income taxes	1,039	977	680	909	783	1,020	1,151	882
Net income	$ 2,097	$ 2,136	$ 1,817	$ 1,921	$ 1,748	$ 1,908	$ 2,126	$ 2,282
Earnings Per Share								
Basic	$ 0.31	$ 0.31	$ 0.28	$ 0.29	$ 0.25	$ 0.27	$ 0.31	$ 0.32
Diluted	$ 0.29	$ 0.30	$ 0.26	$ 0.28	$ 0.24	$ 0.27	$ 0.29	$ 0.31

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The firm of Deloitte & Touche LLP served the registrant, North Valley Bancorp (the Company") as independent public accountants for the 2001 fiscal year. On June 6, 2002, the Board of Directors of the Company approved the recommendation of the Audit Committee of the Board of Directors to change the Company's certifying accountant from Deloitte & Touche, LLP to Perry-Smith LLP. The Company engaged Perry-Smith LLP as the Company's independent public accountants for the fiscal year 2002, effective as of June 6, 2002.

Deloitte & Touche LLP was notified on June 6, 2002 that they were dismissed as the Company's independent public accountants effective June 6, 2002. The audit reports of Deloitte & Touche LLP on the consolidated financial statements of the Company and its subsidiaries as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two fiscal years in the period ended December 31, 2001, and any subsequent interim period through June 6, 2002, there were no disagreements between the Company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

During the fiscal years ending December 31, 2001 and 2000, and the interim period between December 31, 2001, and June 6, 2002, the Company did not consult with Perry-Smith LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K. The Company also engaged Perry-Smith LLP as the Company's independent public accountants for the fiscal year 2003.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2003. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors", "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management", as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders to be filed with the Commission, entitled "Certain Relationships and Related Transactions".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders to be filed with the Commission, entitled "Principal Accounting Fees and Services".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of the report:
1. Financial Statements:
2. Exhibits: See Index to Exhibits at page 73.

(b) Reports on Form 8-K during the quarter ended December 31, 2003
Filed October 17, 2003 – Press release – Earnings for the quarter ended September 30, 2003.
Filed November 6, 2003 – Plan of Reorganization merger of Six Rivers Bank and North Valley Bank
Filed December 1, 2003 – Press release – Declaration of cash dividend of $0.10 per share

(c) Exhibits
See Index to Exhibits at page 73 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(d) Financial Statement Schedules - Not applicable.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
North Valley Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheet of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
January 21, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
North Valley Bancorp
Redding, California

We have audited the accompanying consolidated statements of income and cash flows of North Valley Bancorp and subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of North Valley Bancorp and subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Sacramento, California
January 31, 2004

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003 AND 2002
(In thousands except share amounts)

ASSETS	**2003**	**2002**
Cash and cash equivalents:		
Cash and due from banks	$ 28,013	$ 33,900
Federal funds sold	31,510	21,400
Total cash and cash equivalents	59,523	55,300
Interest-bearing deposits in other financial institutions	123	517
Investment securities:		
Available-for-sale, at fair value	191,045	110,475
Held-to-maturity, at amortized cost	1,455	1,455
Loans and leases, net of allowance for loan and lease losses of $6,493 and $6,723 at December 31, 2003 and 2002	372,660	437,843
Premises and equipment, net	12,699	13,156
Other real estate owned		55
FHLB and FRB stock and other securities	2,991	3,258
Core deposit intangibles, net	2,272	2,772
Accrued interest receivable	2,696	2,589
Other assets	32,229	28,660
TOTAL ASSETS	$ 677,693	$ 656,080
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Non-interest-bearing demand deposits	$ 118,678	$ 108,140
Interest-bearing:		
Demand deposits	159,123	142,432
Savings	157,106	132,373
Time certificates	163,407	172,108
Total deposits	598,314	555,053
Other borrowed funds	9,459	32,888
Accrued interest payable and other liabilities	7,371	7,800
Subordinated debentures	16,496	10,310
Total liabilities	631,640	606,051
Commitments and Contingencies (Note 16)		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none Outstanding		
Common stock, no par value: authorized 20,000,000 shares; outstanding 6,488,073 and 6,951,142 at December 31, 2003 and 2002	23,406	25,112
Retained earnings	22,795	23,260
Accumulated other comprehensive (loss) income, net of tax	(148)	1,657
Total stockholders' equity	46,053	50,029
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 677,693	$ 656,080

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands except per share amounts)

	2003	2002	2001
INTEREST INCOME:			
Loans including fees	$ 28,387	$ 32,575	$ 32,326
Lease financing	208	163	345
Securities:			
Taxable	4,627	4,292	4,835
Exempt from federal taxes	1,282	1,526	1,631
Federal funds sold and repurchase agreements	596	346	674
Total interest income	35,100	38,902	39,811
INTEREST EXPENSE:			
Deposits	5,553	7,837	14,551
Subordinated debentures	1,306	1,028	467
Other borrowings	668	927	457
Total interest expense	7,527	9,792	15,475
NET INTEREST INCOME	27,573	29,110	24,336
PROVISION FOR LOAN AND LEASE LOSSES		1,795	1,370
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	27,573	27,315	22,966
NON-INTEREST INCOME:			
Service charges on deposit accounts	4,768	4,726	4,657
Other fees and charges	2,084	2,065	2,097
Earnings on cash surrender value of life insurance policies	1,342	1,085	820
Gain on sale of loans	1,917	456	4
Gain on sale or calls of securities	213	221	19
Other	941	760	1,255
Total non-interest income	11,265	9,313	8,852
NON-INTEREST EXPENSES:			
Salaries and employee benefits	13,504	12,480	11,394
Equipment expense	2,614	1,873	1,483
Occupancy expense	1,720	1,554	1,274
Merger and integration expense			358
Other	9,424	8,821	7,581
Total non-interest expenses	27,262	24,728	22,090
INCOME BEFORE PROVISION FOR INCOME TAXES	11,576	11,900	9,728
PROVISION FOR INCOME TAXES	3,605	3,836	3,062
NET INCOME	$ 7,971	$ 8,064	$ 6,666
EARNINGS PER SHARE:			
Basic	$ 1.19	$ 1.15	$ 0.84
Diluted	$ 1.13	$ 1.11	$ 0.82

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUSBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands except share amounts)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance, January 1, 2001	8,708,125	$ 30,301	$ 24,729	$ (173)	$ 54,857
Comprehensive income:					
Net income			6,666		6,666
Other comprehensive income, net of tax of $604:					
Unrealized gain on available for sale securities, net of reclassification adjustment of $13				930	930
Total comprehensive income					7,596
Stock options exercised	51,210	251			251
Stock-based compensation expense		189			189
Repurchase of common shares	(1,782,750)	(6,203)	(10,912)		(17,115)
Cash dividends on common stock			(2,100)		(2,100)
Balance, December 31, 2001	6,976,585	24,538	18,383	757	43,678
Comprehensive income:					
Net income			8,064		8,064
Other comprehensive income, net of tax of $612:					
Unrealized gain on available for sale securities, net of reclassification adjustment of $153				900	900
Total comprehensive income					8,964
Stock options exercised	69,210	339			339
Stock-based compensation expense		378			378
Tax benefit derived from the exercise of stock options		60			60
Repurchase of common shares	(94,653)	(203)	(852)		(1,055)
Cash dividends on common stock			(2,335)		(2,335)
Balance, December 31, 2002	6,951,142	25,112	23,260	1,657	50,029
Comprehensive income:					
Net income			7,971		7,971
Other comprehensive loss, net of tax of $(577)					
Unrealized loss on available for sale securities, net of reclassification adjustment of $153				(1,805)	(1,805)
Total comprehensive income					6,166
Stock grants and options exercised (net of related tax benefit)	74,683	396			396
Stock-based compensation expense		241			241
Tax benefit derived from the exercise of stock options		127			127
Repurchase of common shares	(537,618)	(2,468)	(5,767)		(8,235)
Fractional Shares	(134)	(2)			(2)
Cash dividends on common stock			(2,669)		(2,669)
Balance, December 31, 2003	6,488,073	$ 23,406	$ 22,795	$ (148)	$ 46,053

See notes to consolidated financial statements

NORTH VALLEY BANCORP & SUBSIDIARIES
CONSOLDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 7,971	$ 8,064	$ 6,666
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,197	1,476	1,268
Amortization of premium on securities	761	211	131
Amortization of core deposit intangible	500	480	199
Provision for loan and lease losses		1,795	1,370
Gain on sale or calls of securities	(213)	(221)	(19)
Gain on sale of loans	(1,917)	(456)	(4)
Gain on sale of premises and equipment	(22)		
Deferred tax provision (benefit)	566	(1,325)	(544)
Stock-based compensation expense	241	378	189
Effect of changes in:			
Accrued interest receivable	(107)	595	554
Other assets	(2,898)	(4,657)	(1,507)
Accrued interest payable and other liabilities	(299)	1,304	(1,576)
Net cash provided by operating activities	6,780	7,644	6,727
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of other real estate owned	55	300	328
Purchases of available-for-sale securities	(150,033)	(60,707)	(75,888)
Proceeds from sales of available-for-sale securities	18,719	21,633	20,845
Proceeds from maturities/calls of available-for-sale securities	47,873	41,560	47,365
Net change in FHLB and FRB stock and other securities	(452)	(860)	(58)
Net change in interest-bearing deposits in other financial institutions	394	1,772	(583)
Proceeds from sales of loans	78,373	49,129	219
Net increase in loans and leases	(11,273)	(97,357)	(28,222)
Proceeds from sales of premises and equipment	57		
Purchases of premises and equipment-net	(1,775)	(4,338)	(1,939)
Net cash used in investing activities	(18,062)	(48,868)	(37,933)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	43,261	40,775	53,987
Proceeds from issuance of subordinated debentures	6,186		10,310
Net change in other borrowed funds	(23,429)	12,241	3,646
Cash dividends paid	(2,672)	(2,151)	(2,226)
Repurchase of common shares	(8,235)	(1,055)	(17,115)
Cash received for stock options exercised	396	339	251
Cash paid in lieu of fractional shares	(2)		
Net cash provided by financing activities	15,505	50,149	48,853
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,223	8,925	17,647
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	55,300	46,375	28,728
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 59,523	$ 55,300	$ 46,375
Interest	$ 7,727	$ 9,895	$ 15,310
Income taxes	$ 2,440	$ 4,990	$ 3,431
Non-cash investing and financing activities:			
Net change in unrealized (loss) gain on available-for-sale investment securities	$ (2,382)	$ 1,512	$ 1,534
Transfer from loans to other real estate owned		$ 68	$ 274
Transfer of investment securities from held-to-maturity to available-for-sale			$ 25,471
Cash dividends declared	$ 649	$ 652	$ 468

See notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp is a multi-bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). During 2001, the Company formed North Valley Capital Trust I and during 2003, the Company formed North Valley Capital Trust II (collectively, the Trusts) which are both Delaware statutory business trusts formed for the exclusive purpose of issuing and selling Trust Preferred Securities. Bank Processing, Inc., a wholly owned subsidiary of North Valley Bancorp, currently provides data processing services to the Company.

North Valley Bancorp and subsidiaries (the "Company") operates as three business segments defined as the Company's two wholly owned banking subsidiaries, North Valley Bank and Six Rivers Bank providing banking services to the Company's clients in Northern California, and all other activities, which primarily consist of the Holding Company and Bank Processing, Inc. On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank continue to operate as Six Rivers Bank, a division of North Valley Bank. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB.)The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues. Collectively, NVB and SRB operate 18 branches, including two supermarket branches, in Northern California.

General – The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting and reporting policies are discussed below.

Consolidation and Basis of Presentation – The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiaries: North Valley Bank ("NVB") and its wholly owned subsidiary, North Valley Basic Securities; Six Rivers Bank ("SRB"); Bank Processing, Inc. ("BPI"); and North Valley Trading Company. North Valley Trading Company and North Valley Basic Securities did not have any activity in 2003, 2002 and 2001. All material intercompany accounts and transactions have been eliminated in consolidation.

For financial reporting purposes, the Company's investments in the Trusts (see Note 11) are not consolidated and are included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the Trusts are reflected on the Company's consolidated balance sheet in accordance with provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities.*

Cash and Cash Equivalents – For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight- to fourteen-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Investment Securities – The Company accounts for its investment securities as follows:

> ***Trading securities*** are carried at fair value. Changes in fair value are included in non-interest income. The Company did not have any securities classified as trading at December 31, 2003 and 2002.
>
> ***Available-for-sale securities*** are carried at fair value and represent securities not classified as trading securities nor as held-to-maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income, which is a separate component of stockholders' equity.
>
> ***Held-to-maturity securities*** are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Gains or losses on disposition are recorded in non-interest income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Loans and Leases – Loans and leases are reported at the principal amount outstanding, net of unearned income, including deferred loan fees and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Deferred Loan Fees – Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

Allowance for Loan and Lease Losses – The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to changing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading, and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases. Actual amounts could differ from those estimates.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases.

Other Real Estate Owned – Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at the date of foreclosure at the lower of the recorded investment in the property or its fair value less estimated costs to sell (fair value) establishing a new cost basis through a charge to allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

FHLB and FRB stock and Other Securities – The Company purchases restricted stock in the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank (FRB) and others as required to participate in various programs offered by these institutions. These investments are carried at historical cost and may be redeemed at par with certain restrictions.

Core Deposit Intangibles – These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from a branch acquisition by SRB and are being amortized by the straight-line method.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities – The Company originates and sells residential mortgage loans to the Federal National Mortgage Association ("FNMA") and others. The Company retains the servicing on all loans sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the balance sheet, and is evaluated for impairment on a periodic basis.

Income Taxes – The Company applies an asset and liability method in accounting for deferred income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Merger and Integration Expenses – Merger and integration expenses represent incremental direct costs associated with the merger with SRB and consist primarily of transaction costs for professional services including investment banking, legal and accounting.

Stock-Based Compensation – At December 31, 2003, the Company has three stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 14. The Company accounts for these plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income under the Employee Plan, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is recognized in the financial statements for the Director Plans over the vesting period for the difference between the fair value of the shares at the date of the grant and the exercise price which is equal to 85% of the fair value.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. Pro forma adjustments to the Company's net earnings and earnings per share are disclosed during the years in which the options become vested.

		2003		2002		2001
Net income:						
As reported	$	7,971	$	8,064	$	6,666
Add: total stock-based compensation expense included in net income, net of tax		141		176		73
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects		(426)		(397)		(239)
Pro forma	$	7,686	$	7,843	$	6,500
Basic earnings per common share:						
As reported	$	1.19	$	1.15	$	.84
Pro forma	$	1.14	$	1.11	$	.81
Diluted earnings per common and equivalent share:						
As reported	$	1.13	$	1.11	$	.82
Pro forma	$	1.09	$	1.08	$	.80
Weighted average fair value of options Granted during the year	$	2.68	$	2.31	$	2.50

The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	3.59%	2.83%	2.50%
Expected volatility	19.29%	20.99%	22.03%
Risk-free interest rate	5.00%	5.00%	5.00%
Expected option life	7 years	7 years	7 years

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are to based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has three reportable segments: NVB, SRB and Other.

Comprehensive Income – Comprehensive income includes net income and other comprehensive income, which represents the change in its net assets during the period from non-owner sources. The components of other comprehensive income for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax.

Derivative Instruments And Hedging Activities – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards for derivative instruments and hedging activities. Upon adoption, the Company transferred certain securities from the held-to-maturity to the available-for-sale classification at fair value. The adoption of this statement did not have any other impact on the Company's consolidated financial position or results of operations or cash flows. The Company did not enter into freestanding derivative contracts during 2003 and did not identify any embedded derivatives requiring bifurcation and separate valuation at December 31, 2003 and 2002.

New Accounting Pronouncements – In December 2003, the FASB revised FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). This interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, addresses consolidation by business enterprises of a variable interest entity (VIE) that posses certain characteristics. A company that holds variable interests in an entity will need to consolidate that entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and or receive a majority of the VIE's expected residual returns, if they occur. The Company adopted FIN 46 on December 31, 2003. Adoption of this standard required the Company to deconsolidate its investment in North Valley Capital Trust I and North Valley Capital Trust II. The deconsolidation of the Trusts, formed in connection with the issuance of Trust Preferred Securities, appears to be an unintended consequence of FIN 46. In management's opinion, the effect of deconsolidation on the Company's financial position and results of operations was not material. In addition, management does not believe that the Company has any VIEs that would be consolidated under the provisions of FIN 46.

In July 2003, the Board of Governors of the Federal Reserve Systems issued a supervisory letter instructing bank holding companies to continue to include Trust Preferred Securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of the accounting changes resulting from FIN 46 and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include Trust Preferred Securities in Tier 1 capital for regulatory capital purposes.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of this Statement retroactively on July 1, 2003 and, in management's opinion, adoption of the Statement did not have a material effect on the Company's consolidated financial position or results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies the accounting for derivative instruments by providing guidance related to circumstances under which a contract with a net investment meets the characteristics of a derivative as discussed in SFAS No. 133. The Statement also clarifies when a derivative contains a financing component. The Statement is intended to result in more consistent reporting for derivative contracts and must be applied prospectively for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In management's opinion, adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

Reclassifications – Certain amounts in 2002 and 2001 have been reclassified to conform with the 2003 financial statement presentation.

2. RESTRICTED CASH BALANCES

The Company is subject to regulation by the Federal Reserve Board. The regulations required the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank. At December 31, 2003 and 2002, the Company had reserves of $4,558,000 and $8,319,000. As compensation for check-clearing services, additional compensating balances of $2,500,000 at December 31, 2003 were maintained with the Federal Reserve Bank.

3. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their approximate fair value were as follows (in thousands):

Available-for-sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
December 31, 2003				
Securities of U.S. government agencies and corporations	$ 12,574	$ 73	$ (14)	$ 12,633
Obligations of states and political subdivisions	25,903	1,133	(94)	26,942
Mortgage-backed securities	133,760	424	(1,408)	132,776
Corporate securities	6,027	273	(26)	6,274
Other securities	13,127	27	(734)	12,420
	$ 191,391	$ 1,930	$ (2,276)	$ 191,045
December 31, 2002				
Securities of U.S. government agencies and corporations	$ 11,220	$ 9	$	$ 11,229
Obligations of states and political subdivisions	23,580	1,138	(67)	24,651
Mortgage-backed securities	59,915	1,108	(4)	61,019
Corporate securities	8,976	520		9,496
Other securities	4,088		(8)	4,080
	$ 107,779	$ 2,775	$ (79)	$ 110,475

Held-to-maturity securities:	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
Obligation of states and political subdivisions	$ 1,455	$ 376		$ 1,831
December 31, 2002				
Obligation of states and political subdivisions	$ 1,455	$ 388		$ 1,843

Gross realized gains on sales or calls of securities categorized as available-for-sale securities were $257,000, $266,000 and $70,000 in 2003, 2002 and 2001. Gross realized losses on sales or calls of securities categorized as available-for-sale securities were $44,000, $45,000 and $51,000 in 2003, 2002 and 2001.

There were no gross realized gains or losses on calls of held-to-maturity securities in 2003, 2002 and 2001.

The following table shows gross unrealized losses and fair value on investment securities, aggregated by investment category for investment securities that are in an unrealized loss position at December 31, 2003 (in thousands). All investment securities with gross unrealized losses were in a continuous unrealized loss position for less than one year.

Description of Securities	Amount (Fair Value)	Unrealized Losses
Securities of U.S. government agencies and corporations	$ 2,933	$ (14)
Obligations of states and political subdivisions	4,310	(94)
Mortgage-backed securities	99,467	(1,408)
Corporate securities	1,474	(26)
Other securities	7,394	(734)
Total temporarily impaired securities	$ 115,578	$ (2,276)

In management's opinion, the credit risk in the investment portfolio remains substantially unchanged from the date of purchase of such securities and the unrealized losses at December 31, 2003 are principally the result of increasing market rates that have negatively impacted the fair value of the Company's investment portfolio.

On January 1, 2001, the Company transferred $25,471,000 of certain securities from the held-to-maturity to the available-for-sale classification at fair value upon adoption and as allowed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded, net of tax, within accumulated other comprehensive income, which is a separate component of stockholders' equity.

Contractual maturities of held-to-maturity and available-for-sale securities (other than equity securities with an amortized cost of approximately $13,127,000 and a fair value of approximately $12,420,000) at December 31, 2003, are shown below (in thousands). The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

	Held-to-Maturity Securities		Available-for-Sale Securities	
	Amortized Cost (Carrying Amount)	Fair Value	Amortized Cost	Fair Value (Carrying Amount)
Due in 1 year or less			$ 21,136	$ 21,383
Due after 1 year through 5 years			59,793	59,870
Due after 5 years through 10 years			12,030	12,047
Due after 10 years	$ 1,455	$ 1,831	85,305	85,325
	$ 1,455	$ 1,831	$ 178,264	$ 178,625

At December 31, 2003 and 2002, securities having fair value amounts of approximately $65,031,000 and $65,052,000 were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

4. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.
Major classifications of loans and leases at December 31 were as follows (in thousands):

	2003	2002
Commercial	$ 36,997	$ 40,683
Real estate – commercial	163,474	159,946
Real estate – construction	37,566	25,388
Real estate – mortgage	54,588	104,590
Installment	62,609	87,710
Direct financing leases	689	1,795
Other	23,214	24,271
Total loans and leases	379,137	444,383
Allowance for loan and lease losses	(6,493)	(6,723)
Deferred loan costs (fees)	16	183
Net loans and leases	$ 372,660	$ 437,843

At December 31, 2003 and 2002, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $129,485,000 and $100,234,000.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB and FRB. Pledged loans totaled $52,923,000 and $102,299,000 at December 31, 2003 and 2002.

The components of the Company's direct financing leases as of December 31 are summarized below (in thousands):

	2003	2002
Future minimum lease payments	$ 718	$ 1,884
Residual interests	97	136
Initial direct costs	10	(24)
Unearned income	(136)	(201)
	$ 689	$ 1,795

Future minimum lease payments are as follows (in thousands):

2004	$ 356
2005	188
2006	49
2007	29
2008	31
Thereafter	65
Total	$ 718

There are no contingent rental payments included in income for 2003, 2002 and 2001.

Changes in the allowance for loan and lease losses for the years ended December 31, were as follows (in thousands):

	2003	2002	2001
Balance, beginning of year	$ 6,723	$ 5,786	$ 4,964
Provision charged to operations		1,795	1,370
Loans charged off	(919)	(1,224)	(922)
Recoveries	689	366	374
Balance, end of year	$ 6,493	$ 6,723	$ 5,786

5. IMPAIRED AND NON-PERFORMING LOANS AND LEASES

At December 31, 2003 and 2002, the recorded investment in impaired loans and leases was approximately $1,636,000 and $1,452,000. Of the 2003 balance, approximately $535,000 has a related valuation allowance of $267,000. Of the 2002 balance, approximately $730,000 has a related valuation allowance of $365,000. For the years ended December 31, 2003, 2002 and 2001, the average recorded investment in impaired loans and leases was approximately $1,515,000, $948,000 and $613,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $51,000, $63,000 and $76,000 for cash payments received in 2003, 2002 and 2001.

Non-performing loans and leases include all such loans that are either in non-accrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured or in the process of collection. Non-performing loans and leases at December 31 are summarized as follows (in thousands):

	2003	2002
Non-accrual loans and leases	$ 1,615	$ 1,452
Loans 90 days past due but still accruing interest	1,395	864
Total non-performing loans	$ 3,101	$ 2,316

Interest income forgone on non-accrual loans and leases approximated $50,000 in 2003, $81,000 in 2002 and $69,000 in 2001.

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as non-accrual.

6. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2003	2002
Land	$ 3,165	$ 2,559
Buildings and improvements	8,099	7,448
Furniture, fixtures and equipment	12,520	12,262
Leasehold improvements	571	552
Construction in progress	278	238
	24,633	23,059
Accumulated depreciation and amortization	(11,934)	(9,903)
	$ 12,699	$ 13,156

7. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2003	2002
Cash surrender value of life insurance policies	$ 24,863	$ 21,383
Deferred taxes	3,549	2,995
Prepaid expenses	1,483	927
Other	2,334	3,355
Total	$ 32,229	$ 28,660

8. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $51,448,000 and $48,891,000 at December 31, 2003 and 2002. Interest expense incurred on such time certificates of deposit was $1,029,000, $1,335,000 and $2,606,000 for the years ended December 31, 2003, 2002 and 2001.
At December 31, 2003, the scheduled maturities of all time deposits was as follows (in thousands):

Years	Amount
2004	$ 147,442
2005	11,733
2006	4,084
2007	31
2008	117
	$ 163,407

9. LINES OF CREDIT

At December 31, 2003, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Type	Amount	Expiration
Unsecured	$ 13,000	July 31, 2004
Unsecured	13,000	Annually
Secured:		
First deeds of trust on eligible 1- 4 unit residential loans	32,825	Monthly
First deeds of trust on eligible commercial real estate loans	4,187	Monthly

10. BORROWING ARRANGEMENTS

Other borrowings outstanding as of December 31, 2003 consist of a loan from the FRB in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as FHLB advances. The following table summarizes these borrowings at December 31 (in thousands):

	2003	2002
Short-term borrowings:		
FHLB advances	$ 7,500	$ 23,500
FRB loan	259	89
Total short-term borrowings	$ 7,759	$ 23,589
Long-term borrowings:		
FHLB advances	$ 1,700	$ 9,299
Total long-term borrowings	$ 1,700	$ 9,299
Total borrowed funds	$ 9,459	$ 32,888

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short-Term	Long-Term
Amount	$7,500	$1,700
Maturity	2004	2005
Average Rate	4.208%	4.450%

11. SUBORDINATED DEBENTURES

The Company formed North Valley Capital Trust I and North Valley Capital Trust II (the "Trusts") as special purpose entities ("SPE"). The Trusts are unconsolidated Delaware business trusts wholly owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative Trust Preferred Securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, pay interest semi-annually, and are redeemable by the Company at a premium beginning in or after 2006 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2011. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures in 2031.

Holders of the trust preferred securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the Subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provides a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

During the first quarter of 2003, North Valley Capital Trust II issued 6,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $6,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust II in $6,000,000 aggregate principal amount of 6.448% subordinated debentures due in

2033 (the Subordinated Debentures II) issued by the Company. The Subordinated Debentures II represent the sole assets of North Valley Capital Trust II. The Subordinated Debentures II mature in 2033, bear an initial interest rate of 6.448%, payable semi-annually, and are redeemable by the Company at par beginning on or after April 10, 2008, plus any accrued and unpaid interest to the redemption date. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures II on 2033.

Holders of the Trust Preferred Securities are entitled to cumulative cash distributions at an annual rate of 6.448% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures II. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures II, the Indenture Agreement pursuant to which the Subordinated Debentures II were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

Under applicable regulatory guidelines, substantially all of the Trust Preferred Securities currently qualify as Tier I capital. Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $489,000 and $316,000 at December 31, 2003 and 2002, respectively. Amortization of the deferred costs was $15,000, $11,000 and $6,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

12. INCOME TAXES

The provision for income taxes for the years ended December 31, was as follows (in thousands):

	2003	2002	2001
Current:			
Federal	$ 2,279	$ 4,022	$ 2,852
State	760	1,139	754
Total	3,039	5,161	3,606
Deferred tax (benefit):			
Federal	344	(881)	(437)
State	222	(444)	(107)
Total	566	(1,325)	(544)
Total provision for income taxes	$ 3,605	$ 3,836	$ 3,062

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2003	2002	2001
Federal income tax at statutory rates	35.0%	35.0%	35.0%
State income taxes net of federal Income tax benefit	5.4%	4.0%	4.4%
Tax exempt income	(7.6%)	(7.1%)	(6.1%)
Other	(1.7%)	.3%	(1.8%)
	31.1%	32.2%	31.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 2,595	$ 2,460
Accrued pension obligation	955	898
Deferred compensation	1,118	841
Mark to market adjustment		610
Unrealized loss on securities available for sale	142	
Stock-based compensation	246	240
California franchise tax		4
Total deferred tax assets	5,056	5,053
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	536	407
Unrealized gain on securities available for sale		978
FHLB stock dividend	322	243
Originated mortgage servicing rights	339	199
Mark to market adjustment	147	
California franchise tax	134	
Other	29	231
Total deferred tax liabilities	1,507	2,058
Net deferred tax asset	$ 3,549	$ 2,995

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

13. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made contributions to the ESOP for the years ended December 31, 2003, 2002 and 2001 of $192,000, $104,000 and $60,000. At December 31, 2003, the ESOP owned approximately 219,736 shares of the Company's common stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are age 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2003, 2002 and 2001 of $77,000, $74,000 and $45,000, respectively.

The Company has a non-qualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $2,118,000 and $1,982,000 as of December 31, 2003 and 2002, respectively, is included in accrued interest payable and other liabilities.

The Company has a supplemental retirement plan for key executives and a supplemental retirement plan for certain retired key executives and directors. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($24,863,000 and $21,383,000 at December 31, 2003 and 2002, respectively) to pay the retirement obligations. The accrued pension obligation of $2,517,000 and $2,327,000 as of December 31, 2003 and 2002, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the non-qualified supplemental retirement defined benefit pension plans status at or for the year ended December 31 (in thousands):

	2003	2002
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ (2,290)	$ (2,159)
Service cost	(197)	(184)
Interest cost	(164)	(154)
Actuarial (loss) gain	(153)	1
Benefits paid	217	206
Projected benefit obligation at end of year	$ (2,587)	$ (2,290)
Change in plan assets		
Fair value of plan assets at beginning of year		
Employer contribution	$ 217	$ 206
Benefits paid	(217)	(206)
Fair value of plan assets at end of year	$	$
Funding		
Unfunded status	$ (2,587)	$ (2,290)
Unrecognized actuarial gain	(248)	(411)
Unrecognized prior service cost	268	299
Unrecognized net transition obligation	50	75
Net amount recognized (accrued pension cost)	$ (2,517)	$ (2,327)
Assumptions used in computing the unfunded status and net periodic benefit costs were:		
Discount rate	7.00%	7.50%
Expected return on assets	N/A	N/A
Rate of compensation increase (supplemental executive retirement plan only)	8.00%	6.00%

	2003	2002	2001
Components of net periodic benefits cost:			
Service cost	$ 197	$ 184	$ 70
Interest cost	164	154	178
Amortization of net obligation at transition	25	25	25
Prior service amortization	31	31	31
Recognized net actuarial (gain) loss	(10)	(11)	(32)
Net periodic benefit cost	$ 407	$ 383	$ 272

14. STOCK-BASED COMPENSATION

During 2003, 2002 and 2001, each director was awarded 900 shares of common stock, resulting in an additional 8,100, 5,400 and 5,400 shares being issued. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of award.

Under the Company's stock option plans as of December 31, 2003, 341,366 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plans, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten-year term and vest ratably over four years from the date of the grant. A summary of stock options follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, January 1, 2001	856,101	$ 7.25
(471,351 exercisable at weighted average price of $6.95)		
Granted	172,052	8.18
Exercised	(51,210)	5.95
Expired or canceled	(39,080)	8.15
Outstanding, December 31, 2001	937,863	7.40
(604,412 exercisable at weighted average price of $7.24)		
Granted	147,119	9.49
Exercised	(69,210)	5.01
Expired or canceled	(474)	4.13
Outstanding, December 31, 2002	1,015,298	$ 7.90
(676,406 exercisable at weighted average price of $7.56)		
Granted	73,200	13.34
Exercised	(74,683)	8.22
Expired or canceled	(15,839)	7.46
Outstanding, December 31, 2003	997,976	$ 8.28
(797,202 exercisable at weighted average price of $7.80)		

Information about stock options outstanding at December 31, 2003 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 3.40-4.44	35,123	1	$ 4.14	35,123	$ 4.14
$ 5.53-5.63	8,772	2	$ 5.56	8,772	$ 5.56
$ 6.09	6,000	3	$ 6.09	6,000	$ 6.09
$ 5.36-10.63	125,594	4	$ 9.24	125,594	$ 9.24
$ 6.59-8.58	458,515	5	$ 7.32	458,515	$ 7.32
$ 6.67-7.24	15,000	6	$ 6.95	12,000	$ 6.95
$ 7.58-8.92	149,052	7	$ 8.09	84,430	$ 8.05
$ 9.40-10.24	134,820	8	$ 10.04	53,748	$ 10.04
$ 13.06	65,100	9	$ 13.06	13,020	$ 13.06

15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2003	2002	2001
Calculation of Basic Earnings Per Share			
Numerator - net income	$7,971	$8,064	$6,666
Denominator - weighted average common shares outstanding	6,715	7,041	7,983
Basic earnings per share	$ 1.19	$ 1.15	$ .84
Calculation of Diluted Earnings Per Share			
Numerator - net income	$7,971	$8,064	$6,666
Denominator:			
Weighted average common shares outstanding	6,715	7,041	7,983
Dilutive effect of outstanding options	364	204	167
Weighted average common shares outstanding - Diluted	7,079	7,245	8,150
Diluted earnings per share	$ 1.13	$ 1.11	$ .82

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. Rent expense for such leases for the years ended December 31, 2003, 2002 and 2001 was $627,000, $577,000 and $365,000.

The following schedule represents the Company's non-cancelable future minimum scheduled lease payments at December 31, 2003 (in thousands):

2004	$ 593
2005	589
2006	575
2007	513
2008	386
Total	$2,656

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $4,819,000 and $2,461,000 at December 31, 2003 and 2002. At December 31, 2003, commercial and consumer lines of credit, and real estate loans of approximately $26,492,000 and $60,817,000 were undisbursed. At December 31, 2002, commercial and consumer lines of credit, and real estate loans of approximately $28,637,000 and $37,938,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial and technology division customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized.

These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2003 and 2002, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 68% and 65% of the Company's loan portfolio at December 31, 2003 and 2002, respectively. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

17. RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2003 and 2002 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2003	2002
Beginning balance	$ 3,563	$ 4,316
Borrowings	2,223	1,502
Repayments	(1,969)	(2,255)
Ending balance	$ 3,817	$ 3,563

18. REGULATORY MATTERS

The Company, NVB and SRB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and, possibly, additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, NVB and SRB must meet specific capital guidelines that involve quantitative measures of the Company's, NVB's and SRB's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's, NVB's and SRB's capital amounts and NVB's and SRB's prompt corrective action classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company, NVB and SRB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company, NVB and SRB meet all capital adequacy requirements to which they are subject.

The most recent notifications from the Federal Deposit Insurance Corporation for NVB and SRB as of December 31, 2003 and 2002, categorized NVB and SRB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized NVB and SRB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed NVB's or SRB's category.

The Company's, NVB's and SRB's actual capital amounts (in thousands) and ratios are also presented, respectively, in the following tables.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2003:						
Total capital (to risk weighted assets)	$ 65,059	13.77%	$ 37,797	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 58,310	12.34%	$ 18,899	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 58,310	8.49%	$ 27,471	4.00%	N/A	N/A
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 61,581	12.58%	$ 39,157	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 55,455	11.33%	$ 19,578	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 55,455	8.59%	$ 25,815	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2003:						
Total capital (to risk weighted assets)	$ 43,054	12.85%	$ 26,805	8.00%	$ 33,506	10.00%
Tier 1 capital (to risk weighted assets)	$ 39,181	11.69%	$ 13,402	4.00%	$ 20,104	6.00%
Tier 1 capital (to average assets)	$ 39,181	8.36%	$ 18,746	4.00%	$ 23,433	5.00%
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 41,380	12.12%	$ 27,316	8.00%	$ 34,146	10.00%
Tier 1 capital (to risk weighted assets)	$ 37,192	10.89%	$ 13,658	4.00%	$ 20,487	6.00%
Tier 1 capital (to average assets)	$ 37,192	8.61%	$ 17,279	4.00%	$ 21,598	5.00%
Six Rivers Bank						
As of December 31, 2003:						
Total capital (to risk weighted assets)	$ 20,640	15.41%	$ 10,718	8.00%	$ 13,398	10.00%
Tier 1 capital (to risk weighted assets)	$ 18,954	14.15%	$ 5,359	4.00%	$ 8,039	6.00%
Tier 1 capital (to average assets)	$ 18,954	8.80%	$ 8,613	4.00%	$ 10,766	5.00%
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 18,958	13.03%	$ 11,641	8.00%	$ 14,551	10.00%
Tier 1 capital (to risk weighted assets)	$ 17,130	11.77%	$ 5,821	4.00%	$ 8,731	6.00%
Tier 1 capital (to average assets)	$ 17,130	8.24%	$ 8,316	4.00%	$ 10,394	5.00%

Under federal and California state banking laws, dividends paid by NVB and SRB to the Company in any calendar year may not exceed certain limitations without the prior written approval of the appropriate bank regulatory agency. At December 31, 2003, the amount not restricted for payment of dividends without prior written approval was approximately $7,510,000.

19. OTHER NON-INTEREST EXPENSES

The major classifications of other non-interest expenses for the years ended December 31 were as follows (in thousands):

	2003	2002	2001
Professional services	$ 952	$ 886	$ 786
ATM and on-line banking expense	1,007	906	626
Printing, supplies and postage	1,021	1,175	1,061
Marketing expense	946	1,058	1,108
Operations expense	729	571	451
Loan expense	828	741	587
Amortization of intangibles	501	525	243
Other	3,440	2,959	2,719
	$ 9,424	$ 8,821	$ 7,581

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimation technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect changes in market conditions subsequent to December 31, 2003; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following assumptions were used as of December 31, 2003 and 2002 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) **Cash and Cash Equivalents** – The carrying amount represents a reasonable estimate of fair value.

(b) **Interest-Bearing Deposits in Other Financial Institutions** – The carrying amount represents a reasonable estimate of fair value.

(c) **Securities** – The fair value of held-to-maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Available-for-sale securities are carried at fair value. The carrying value of FHLB, FRB, and other securities represents a reasonable estimate of fair value.

(d) **Loans and Leases** – Commercial loans, residential mortgages, construction loans and direct financing leases, are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and non-performing categories.

The fair value of performing loans and leases is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information.

The fair value of non-performing loans and leases is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(e) **Cash Surrender Value of Life Insurance** – The carrying amount represents a reasonable estimate of fair value.

(f) **Deposit Liabilities** – Non-interest-bearing and interest-bearing demand deposits and savings accounts are payable on demand and their carrying values are assumed to be at fair value. The fair value of the core deposit intangible has not been included as a component of the fair value estimate. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(g) **Other Borrowed Funds** – The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowings for the same remaining maturities could be made.

(h) **Subordinated Debentures** – The fair value of the subordinated debentures is estimated by discounting the contractual cash flows using the current interest rate at which similar securities with the same remaining maturity could be made.

(j) **Commitments to Fund Loans/Standby Letters of Credit** – The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value is not significant and therefore not included in the following table.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 59,523	$ 59,523	$ 55,300	$ 55,300
FHLB, FRB and other securities	$ 2,991	$ 2,991	$ 3,258	$ 3,258
Interest-bearing deposits in other financial institutions	$ 123	$ 123	$ 517	$ 517
Securities:				
Available-for-sale	$ 191,045	$ 191,045	$ 110,475	$ 110,475
Held-to-maturity	$ 1,455	$ 1,831	$ 1,455	$ 1,843
Loans and leases	$ 372,660	$ 370,544	$ 437,843	$ 439,199
Cash surrender value of life Insurance	$ 24,863	$ 24,863	$ 21,383	$ 21,383
FINANCIAL LIABILITIES				
Deposits	$ 598,314	$ 594,988	$ 555,053	$ 550,715
Other borrowed funds	$ 9,459	$ 9,565	$ 32,888	$ 33,185
Subordinated debentures	$ 16,496	$ 16,801	$ 10,310	$ 11,110

21. SEGMENT REPORTING

The Company operates as three business segments: North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. NVB and SRB are separately chartered institutions each with its own Board of Directors and regulated independently of each other.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for all periods presented. Other revenue represents non-interest income, exclusive of the net gain (loss) on sales of available-for-sale securities, which is not allocated to the segments.

The Company does not have operating segments other than those reported. Parent company financial information is included in the Other category in the disclosures below, along with the activity of BPI, and represents the Company's Other operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

Information about reportable segments, and the reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows (in thousands):

	NVB	SRB	Other	Total
Year ended December 31, 2003:				
Total revenues	$ 28,684	$ 11,146	$ (992)	$ 38,838
Net income (loss)	$ 7,520	$ 1,603	$ (1,152)	$ 7,971
Interest income	$ 24,574	$ 10,518	$ 8	$ 35,100
Interest expense	$ 3,770	$ 2,457	$ 1,300	$ 7,527
Depreciation and amortization	$ 1,994	$ 838	$ 171	$ 3,003
Provision for loan and lease losses	$	$	$	$ -
Total assets	$ 458,542	$ 217,049	$ 2,102	$ 677,693
Year ended December 31, 2002:				
Total revenues	$ 28,084	$ 10,928	$ (589)	$ 38,423
Net income (loss)	$ 7,295	$ 1,496	$ (727)	$ 8,064
Interest income	$ 26,897	$ 12,003	$ 2	$ 38,902
Interest expense	$ 5,456	$ 3,319	$ 1,017	$ 9,792
Depreciation and amortization	$ 1,020	$ 1,062	$ 85	$ 2,167
Provision for loan and lease losses	$ 1,575	$ 220	$	$ 1,795
Total assets	$ 443,642	$ 221,920	$ 518	$ 656,080
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Provision for loan and lease losses	$ 1,010	$ 360	$	$ 1,370
Total assets	$ 394,110	$ 199,166	$ 2,007	$ 595,283

22. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 527	$ 1,032
Available-for-sale securities at fair value	59	80
Investments in subsidiaries	61,410	59,329
Investment in unconsolidated subsidiary grantor trusts	496	310
Other assets	2,845	2,161
Total assets	$ 65,337	$ 62,912
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 649	$ 652
Subordinated debentures	16,496	10,310
Other liabilities	2,139	1,921
Stockholders' equity	46,053	50,029
Total liabilities and stockholders' equity	$ 65,337	$ 62,912

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
INCOME:			
Dividends from subsidiaries	$ 5,200	$ 3,400	$ 9,200
Other income	8,685	8,019	5,351
Total income	13,885	11,419	14,551
EXPENSE:			
Interest on subordinated debentures	1,306	1,028	467
Salaries and employee benefits	5,657	5,307	4,353
Legal and accounting	952	677	609
Other	2,638	2,212	1,107
Merger and acquisition expense			85
Tax benefit	(766)	(490)	(528)
Total expense	9,787	8,734	6,093
Income before equity in undistributed income of subsidiaries	4,098	2,685	8,458
Equity in undistributed income (loss) of subsidiaries	3,873	5,379	(1,792)
Net income	7,971	8,064	6,666
Other comprehensive (loss) income, net of tax	(1,805)	900	930
Total comprehensive income	$ 6,166	$ 8,964	$ 7,596

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,971	$ 8,064	$ 6,666
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(3,873)	(5,379)	1,792
Stock-based compensation expense	241	378	189
Effect of changes in:			
Other assets	(684)	(445)	(1,114)
Other liabilities	353	107	1,792
Net cash provided by operating activities	4,008	2,725	9,325
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	18,700		
Proceeds from sale of available-for-sale securities	(18,700)		
Investment in unconsolidated subsidiary grantor trusts	(186)		(310)
Net cash used in investing activities	(186)		(310)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,672)	(2,151)	(2,226)
Proceeds from issuance of subordinated debentures	6,186		10,310
Repurchase of common shares	(8,235)	(1,055)	(17,115)
Stock options exercised	396	339	251
Cash paid for fractional shares	(2)		
Net cash used in financing activities	(4,327)	(2,867)	(8,780)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(505)	(142)	235
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,032	1,174	939
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 527	$ 1,032	$ 1,174

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
3(c)	By-laws of North Valley Bancorp, as amended and restated (incorporated by reference from Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(b)	Indenture dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(d)	Guarantee Agreement (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Non-statutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

10(e)	North Valley Bancorp 1989 Director Non-statutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(f)	Employee Stock Ownership Plan, as amended and restated as of January 1, 1987 (incorporated by reference from Exhibit 10(x) to the Company's Annual Report on Form 10-K filed with the commission for the year ended December 31, 1993).**	*
10(g)	Amendment No. 3 to Employee Stock Ownership Plan (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1994). **	*
10(h)	Amendment No. 4 to Employee Stock Ownership Plan, dated August 19, 1997 (incorporated by reference from Exhibit 10 (kk) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(i)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(j)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10(k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(l)	Legal Services Agreement dated as of January 1, 2001, between North Valley Bancorp and J. M. Wells, Jr., Attorney at Law (incorporated by reference from Exhibit 10(m) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2002).	*
10(m)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(n)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(o)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(p)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(q)	Indemnification Agreement (incorporated by reference from Exhibit 10 to the Company's Quarterly Report filed with the Commission for the period ended June 30, 1998).	*
10(r)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001). **	*
10(s)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001). **	*
10(t)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(u)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(v)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom. (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(w)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(x)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini. (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(y)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(cc) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(z)	Employment Agreement executed in May 2001 between Six Rivers National Bank and Russell Harris (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP

By: /s/ Michael J. Cushman
Michael J. Cushman
President and Chief Executive Officer

/s/ Edward J. Czajka
Edward J. Czajka
Executive Vice President & Chief Financial Officer

DATE: March 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ Rudy V. Balma Rudy V. Balma	Director	March 12, 2004
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (principal executive officer	March 12, 2004
/s/ William W. Cox William W. Cox	Director	March 12, 2004
/s/Royce L. Friesen Royce L. Friesen	Director	March 12, 2004
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 12, 2004
/s/ Thomas J. Ludden Thomas J. Ludden	Director	March 12, 2004
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 12, 2004
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 12, 2004
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 12, 2004
/s/ Edward J. Czajka Edward J. Czajka	Executive Vice President and Chief financial Officer (principal financial officer)	March 12, 2004
/s/ Sharon L. Benson Sharon L. Benson	Senior Vice President and Controller (principal accounting officer)	March 12, 2004

NORTH VALLEY
BANCORP
www.nvbancorp.com

North
Valley
Bank

SIX RIVERS
BANK
A division of North Valley Bank